SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                 FORM 10-SB/A
                               Amendment No. 4 to
                                 Form 10-SB

        General Form for Registration of Securities of Small Business
                       Issuers under Section 12(b) or (g)
                      of the Securities Exchange Act of 1934

                       ADVANCED WIRELESS SYSTEMS, INC.
                (Name of Small Business Issuer in its charter)


Alabama                                             63-1205304
(State or other jurisdiction of                     (I.R.S. Employer
incorporation or organization)                      Identification No.)


                               927 Sunset Drive
                              Irving, Texas 75061
                   (Address of principal executive offices)
                   Issuer's telephone number:     972-254-7604

            Securities registered pursuant to Section 12(b) of the Act:
                                       None

         Securities to be registered pursuant to Section 12(g) of the Act:
                      Common Stock, par value $.01 per share
                                 (Title of Class)

                                TABLE OF CONTENTS

Item 1     Business....................................................1
           The Mobile LLC Bankruptcy...................................2
           Our Business Plan...........................................4
           Regulation..................................................8
           Markets....................................................14
           Competition................................................15
           Risks......................................................18

Item 2     Management's Discussion and Analysis of Financial Condition
           and Results of Operations..................................22
           Recent Events............................................. 24
           Results of Operations......................................26
           Liquidity and Capital Resources............................28
           Year 2000 Compliance.......................................31

Item 3     Description of Property....................................31

Item 4     Security Ownership of Certain Beneficial Owners and
           Management................................................32

Item 5     Directors, Executive Officers, Promoters and Control
           Persons...................................................33

Item 6     Executive Compensation....................................35
           Summary Compensation Table................................35
           Stock Options Granted in 1998.............................35
           Year End Stock Option Value...............................36
           Directors' Compensation...................................36

Item 7     Certain Relationships and Related Transactions............37

Item 8     Legal Proceedings.........................................37

Item 9     Market for Common Equity and Related Stockholder Matters..37

Item 10    Recent Sales of Unregistered Securities...................38

Item 11    Description of Securities.................................40

Item 12    Indemnification of Directors and Officers.................41

Item 13    Financial Statements and Supplementary Data...............41

Item 14    Changes In and Disagreements with Accountants on
           Accounting and Financial Disclosure.......................41

Item 15    Financial Statements and Exhibits.........................42

Signatures...........................................................42

Financial Statements.................................................F-1

Advanced Wireless Systems, Inc. Financial Statements.................D-1

Pro Forma Financial Information......................................P-1

                       ADVANCED WIRELESS SYSTEMS, INC.

Item 1      Business

We deliver wireless cable television signals and provide high speed Internet service in the Mobile, Alabama, area. We provide cable TV services over eleven wireless signal frequencies that are licensed by the Federal Communications Commission and either leased or owned by us. We provide internet service to approximately 1,000 customers in the Mobile area. We are expanding our use of our FCC licenses to provide high speed Internet services to customers in and around Mobile.

We were incorporated in Alabama in December 1997 to take over the assets and continue the business of Mobile Limited Liability Company, as part of the confirmation by the U.S. Bankruptcy Court for the Northern District of Texas of a Plan of Reorganization of Mobile Limited Liability Company. /1 Since confirmation of the Mobile Limited Liability Company Plan of Reorganization on January 8, 1998, we have operated the wireless cable television service that Mobile Limited Liability Company formerly operated in the Mobile, Alabama, area. We have begun to use our wireless frequencies to develop a high speed Internet service. In this registration statement, Mobile Limited Liability Company is called Mobile LLC, and the Plan refers to the Mobile LLC Plan of Reorganization approved in 1998.

Forward-Looking Statements.

This registration statement contains forward-looking statements. The words anticipate, believe, expect, plan, intend, estimate, project, could, may, foresee, and similar expressions are intended to identify forward-looking statements. These statements include information regarding expected development of the Company's business, lending activities, relationship with clients, and development of the industry in which the Company will focus its marketing efforts. Such statements reflect the Company's current views with respect to future events and financial performance and involve risks and uncertainties, including without limitation the risks described in Risks. Should one or more of these risks or uncertainties occur, or should underlying assumptions prove incorrect, actual results may vary materially and adversely from those anticipated, believed, estimated or otherwise indicated.

-----------------------------
/1 In Re: Mobile Limited Liability Company, d/b/a Mobile Wireless TV, Case No. 397-37735-HCA-11, United States District Court, Northern District of Texas, Dallas Division.

The Mobile LLC Bankruptcy

History of Mobile LLC

Mobile LLC was a Nevada limited liability company formed in 1994 to acquire and operate FCC licenses in the Mobile, Alabama area. Mobile Wireless Partners, a general partnership, owned 94.5% of Mobile LLC. Mobile Wireless Partners had been formed and capitalized by sales of partnership units to the general public, and its only business was to invest in Mobile LLC.

In the early 1990s the Federal Communications Commission attempted to establish a more competitive playing field among the providers of cable TV by granting licenses for the use of new frequencies for broadcasting wireless TV transmission. The FCC initially granted these licenses through the use of lotteries and later through auctions. The initial grant of these licenses created a frenzy of activity among promoters, both legitimate and illegitimate. One illegitimate promoter was a company, based in Las Vegas,
Nevada, by the name of Midas Media, Inc.   Midas Media acquired a number of
the new wireless cable TV licenses and developed a scheme to market these licenses. Essentially, Midas Media, Inc., would form partnerships and enter into joint ventures with the partnership to establish wireless cable TV transmission in a given area. Then Midas Media would offer units of participation in the partnership to raise capital necessary to buy equipment and begin broadcasting TV signals.

Using this general framework, Midas Media formed Mobile Wireless Partners. Midas Media initially offered for sale to the general public 2,450 partnership units at an initial price of $3,475 per unit. The price per unit gradually increased over a period of months to $4,875, and the number of units offered increased to 2,685. Through this sales effort Midas Media raised approximately $11,500,000 from 1,130 partners. Mobile Wireless Partners, Midas Media, and another company, Telecom Marketing, Inc., then entered a joint venture in which Midas Media owned 16.5%, Telecom Marketing owned 1%, and Mobile Wireless Partners owned 82.5% of the joint venture.

After the first 200 Mobile Wireless Partners units were sold, Midas Media called a meeting of the partners in Las Vegas. At that meeting, the partners elected a managing general partner and authorized Mobile LLC to be created to operate the general partnership. Shortly after this initial meeting, Midas Media caused Mobile Wireless Partners to enter into leases for facilities including office space and tower facilities and set about the business of broadcasting wireless TV transmissions.

The assets that were contributed to the joint venture were eleven leased wireless cable licenses in Mobile and about $2,000,000 in operating capital. After forming Mobile LLC, Mobile Wireless Partners purchased from the lessors, three of the wireless cable channels that were originally leased to the Company. Other wireless TV licenses were promised to the enterprise but were never transferred. Midas Media also transferred to the partnership$2,000,000 for operating capital. The eleven licenses and the two million in capital were the only assets that the partnership received in consideration for the $11,500,000 raised by sales of partnership units.

The market for wireless TV transmission in the Mobile, Alabama, market, did not prove to be profitable for the enterprise. There are three other cable TV companies in the area as well as satellite TV providers, and all of these providers have many more channels at their disposal than Mobile LLC, which was never able to compete successfully for cable TV subscribers. In addition, Mobile LLC, was not capitalized with enough funds to adequately develop the business, especially in light of the revenues and profits that would have been required to return the $11,500,000 initial investment within a reasonable time.

In 1995, after about $1,000,000 of the original capital of the partnership had been expended, the partners of the general partnership called a meeting and ousted the initial managing general partner from office. Five of the partners were elected as a directors' committee of Mobile Wireless Partners, four of whom serve as four of our directors today. Several partners complained to the Securities and Exchange Commission and Federal Trade Commission.

In about March 1996, The SEC and FTC instituted a receivership action against Mobile LLC, Midas Media, and others, after investors in Mobile Wireless Partners complained to the SEC. Initially, the receiver was to liquidate the assets of Mobile LLC. However, the receivership later was dissolved against Mobile LLC, and Mobile LLC retained its assets, including the FCC licenses. Ultimately, the SEC, FTC, the receiver and the other defendants in the lawsuit entered into a settlement agreement in which 10% interest in Mobile LLC that was claimed by Midas Media and its affiliates was extinguished, the Mobile LLC interests of Mobile Wireless Partners increased from 82.5% to 92.5%, and the remaining 7.5% Mobile LLC interests were owned by third party transferees from Midas Media and its affiliates.

At the beginning of the receivership, the receiver collected $200,000 from the Mobile Wireless bank account to pay for fees and expenses of the receivership. During the receivership, the receiver marshaled assets of Mobile LLC and the other defendants. Upon completion of the receivership Mobile LLC received a return of $313,717 from the receiver, which we recorded for the year ended December 31, 1997, as other income -- funds recovered during the bankruptcy.

In the summer of 1997, Mobile LLC instituted the Chapter 11 proceedings that resulted in formation of the Company as part of the Mobile LLC Plan of Reorganization. In that proceeding, Mobile Wireless Partners objected to the 7.5% Mobile LLC ownership interests claimed by the transferees from Midas Media and its affiliates. The bankruptcy court disallowed the 7.5% interests of the Midas Media transferees, and thus Mobile Wireless Partners owned 100% of Mobile LLC at the time of the reorganization.

Because Mobile Wireless Partners had so many partners, the partnership could not meet all of the requirements concerning ownership imposed by the FCC. Eventually, Mobile Wireless Partners and Mobile LLC were given until December 31, 1997, to reorganize and to comply with the standards set by the FCC. The Plan, which was confirmed on January 8, 1998, was designed to meet this requirement through the new entity, Advanced Wireless Systems, Inc.

The Plan of Reorganization

Mobile LLC filed a petition for relief under Chapter 11 of the U.S.
Bankruptcy Code in the Northern District of Texas on August 27, 1997. On October 18, 1997, the Bankruptcy Court authorized the issuance and sale of up to $1,000,000 in Certificates of Indebtedness to raise new capital pursuant to Section 364(c) of the Bankruptcy Code. On November 6, 1997, our sponsors filed a proposed Plan in which all assets and liabilities of the debtor, Mobile LLC, and all equity interests in Mobile LLC, would be extinguished, and Advanced Wireless Systems, Inc., would be organized to take over and continue the business of the LLC and Mobile Wireless Partners, including the eleven FCC licenses in Mobile, Alabama.

The Plan was premised on the sale of part of the Certificates of Indebtedness, and the acquisition of licenses from Mobile Wireless Partners for $225,000 in additional Certificates of Indebtedness. The $225,000 in Certificates were convertible into 3,192,518 shares of our common stock plus 3,068,066 warrants. Each warrant entitles the holder to purchase one share of our common stock for $1.00 per share. When the partnership was dissolved after confirmation of the Plan, 3,068,066 shares of the common stock and all of the warrants were issued and distributed to the partners of the Mobile Wireless Partners.

The Plan required payment of some creditors' claims shortly after confirmation of the Plan by the Bankruptcy Court in January 1998. During 1998, we discharged $138,320 in prepetition claims of creditors (incurred prior to institution of the Chapter 11 case) and $61,500 in postpetition liabilities (incurred after institution of the Chapter 11 case). As of December 31, 1998, all such prepetition and postpetition liabilities had been discharged.

Two of our directors, Oscar Hayes and Demetrios Tsoutsas, had lent Mobile Wireless Partners a total of $175,000, secured by all of the assets of Mobile Wireless Partners, in May 1997. Upon Plan confirmation, they received secured obligations of the Company to repay these debts with interest at 9%per annum. Mr. Tsoutsas made an additional $75,000 loan in March 1998, on the same terms as the previous loans. These obligations became due in Marchand May 1999. In July 1999, we repaid the $75,000 principal amount of Mr. Hayes' 1997 loan, but the remaining loan of $175,000, plus accrued interest which totaled $54,034 on September 30, 1999, remains outstanding and unpaid. These obligations are secured by all of our property, including our FCC licenses which are essential to our operation. The lender has not demanded payment nor declared a default in the loan, but neither has he waived his right to do so. We are negotiating with the lender to settle or renegotiate the terms of our debt to him. At present, we could not repay him from our cash reserves without jeopardizing our ability to continue operating.

Our Business Plan

Historically, the business of our predecessor, Mobile LLC, was to provide subscription television service. Competition in the television broadcast and cable business is intense. Our predecessor was unsuccessful in this business, and we probably would not succeed in it either, in the long term.

We continue to service existing wireless cable accounts, but we are not marketing wireless cable services nor connecting new customers. Mobile, Alabama, is already served by broadcast television, cable TV, and direct satellite TV. We suspended new wireless TV installations in the first quarter of 1999 because we believe that current installation costs exceed the
anticipated subscriber revenues from those installations.   To become
profitable, we must provide additional services using our existing licenses. We believe that high speed Internet access will generate those revenues. Other companies that have operated wireless TV service are also turning to the Internet for future revenues and growth. We expect to gradually reduce and eventually eliminate our wireless cable TV business as we switch to the Internet access business.

Our wireless TV service is available for $21.95 per month. As of February 2000, we have about 70 TV customers. We are limited by the number of channels we have for the number of TV channels we may transmit to customers; we offer only seventeen channels now. We plan to discontinue our wireless TV service and focus on Internet services.

Our long-term business strategy is to pursue implementation of a Wireless Broadband Access ("WBA") capability that we believe will eventually be the best use of the wireless cable spectrum. One significant impediment to increased use of the Internet is data transmission speed. WBA means the use of microwave signals to provide large volumes of data to be transferred between the Internet and the user, because of higher capacity of the signal to carry data (measured by bandwith). We believe that market, technological and regulatory developments are creating an opportunity for the current wireless cable spectrum to be used to serve small and medium-sized business customers with fixed, one-way and two-way, high-speed data and telephony services.

Regulatory developments have begun to benefit the WBA business strategy. In 1996, the FCC authorized the use of digital transmission over the wireless cable spectrum. In September 1998, the FCC issued regulations that permit two-way use of the wireless cable spectrum. Some WBA providers have since petitioned the FCC to refine its two-way rules to permit simpler deployment of commercial operations under the two-way rules. Actual implementation of two-way commercial businesses will require, among other factors, some changes in the existing rules along with creation of filing windows by the FCC to submit two-way license applications. Currently we are unable to offer two-way access, and our wireless system only provides one-way service for high-speed downloading of data from the Internet.

The Mobile, Alabama, Chamber of Commerce estimates that there are 12,000 businesses in Mobile, Alabama. We believe that all of these businesses are potential users of our wireless Internet service. Each of our eleven frequencies can serve approximately 1,650 subscribers at any given time. We have dedicated one of our broadcast channels to the Internet service. In order to dedicate one channel to Internet service, we had to remove one TV channel from our wireless cable TV service. Each additional frequency that we dedicate to Internet service will require a corresponding deletion of another TV channel from our wireless cable TV service, which is another reason that we decided to gradually eliminate our wireless cable TV service.

In 1998 we began to offer one-way, high speed Internet access. In one-way high-speed access, customers can download data, video, graphics and high fidelity audio at speeds that are much faster than available for most Internet users over telephone lines, but they must upload their communications to the Internet via traditional telephone lines. We intend to offer our services to the business community and to a lesser extent to individuals in the Mobile, Alabama, market. This service uses a high speed cable modem for downstream Internet access.

As of November 30, 1999, we were providing dial-in Internet service to approximately 1,000 customers at the lower speeds of conventional telephone connections, at monthly subscription charges from $14.95 to $19.95 each.
Also as of November 1999, we provide were providing high speed Internet service to eight customers on 27 work stations. Our high speed Internet service is available at $49.95 per month for one user, and at a base price of $99.95 per month for multi-users, with each additional user connection costing $10 per month up to a maximum monthly fee of $199.95 per month.

For the present we intend to continue soliciting new business for our conventional telephone dial-in Internet service and our high speed, one-way Internet access. We plan to apply to the FCC for two-way high speed Internet licenses when the FCC announces the window for accepting applications for the licenses. The FCC has announced its intention to act expeditiously on these applications, so long as the license application is complete when submitted, including required engineering studies to support the application. We cannot be sure how long it will take the FCC to grant applications when it begins to accept them, but we understand from industry observers that the FCC intends to grant properly completed applications without holding hearings or delaying the applications while the FCC considers additional regulatory requirements.

In addition, we are looking into applying for a development authority permit to test and put into place a microwave frequency two-way product. A two-way product packages an electronic service from our transmitter to a customer with a similar electronic service from the customer back to our transmitter. When a customer connects to the Internet, he or she needs to send commands to the Internet to get information, then the Internet sends the information back to the customer. Currently, most two-way Internet service is via telephone land lines. Two-way microwave service is a relatively new product.

Our plan in applying for a test permit is to ask the FCC to grant a test permit for two-way service at less than our fully allowable license capacity, which could be granted while we wait for the FCC to announce its timetable for accepting two-way applications. The major cost components of either the two-way license or the development authority are engineering costs and legal costs to prepare and submit the application. We estimate that we can afford to complete and submit either the development authority or the two-way license application from our existing cash reserves.

Another possible means to enter high speed, two-way Internet service might involve use of a spread spectrum in which unused frequencies at ranges that do not require an FCC license could be used for the incoming access from customers. This method has technical limitations that make it appear unfeasible right now. Spread spectrum frequencies generally have a range of only one or two miles. To reach customers, many point to point antennas would have to be erected close to the customers' locations. Installing these point to point antennae would be very expensive. Other spread spectrum solutions are being explored and tested by various developers that are unaffiliated with our Company. We have considered the possibility of a spread spectrum approach but are not pursuing it now because it appears to us to be too expensive and risky.

The high speed, two-way Internet business has many risks and uncertainties, including:

- not receiving the necessary FCC authorizations for two-way licenses on terms acceptable or affordable to us; and

- not having access to sufficient channel capacity on commercially acceptable terms;

We cannot be sure that our business plan will provide our stockholders with recovery on their investments or that it will produce or maximize future value.

We are also uncertain about the degree of subscriber demand for WBA services, especially at pricing levels at which we can achieve an attractive return on investment. We cannot be sure that there will be sufficient subscriber demand for such services to justify the cost of their introduction, or that we can successfully compete against existing or new competitors in the market for such broadband services. We expect that the market for any such services will be extremely competitive. See, Competition.

In addition to expanding our wireless Internet services and customer base, we are attempting to expand by acquiring other, similar Internet carriers and wireless cable operators that can be converted to high speed Internet carriers. In August 1999, we acquired a local, telephone connection Internet company in Mobile, Alabama, Dibbs Internet Services, Inc., for $225,000 cash. The Dibbs acquisition had the effect of immediately increasing our cash flow and customer base. See, Management's Discussion and Analysis of Financial
Condition and Results of Operations.   We are looking for other acquisition
or merger candidates in other markets outside of Mobile.

On November 30, 1999, we had six full time and two part time employees. We do not presently have sufficient sales staff to develop our proposed Internet business. As of November 30, 1999, three computer stores in the Mobile area were demonstrating our high speed download product on thirteen work stations. Before we can fully develop its Internet business it will be necessary to develop a sales program. We are attempting to train our existing sales staff on marketing techniques, including telemarketing. See, Risks.
We have no subsidiaries.

Regulation

The wireless cable industry is highly regulated by the FCC and other governmental agencies. Wireless cable companies are subject to federal, state and local regulation, as described below.

FCC Regulation

The FCC has granted wireless cable service providers access to a series of channel groups, generally in the 2.5 to 2.7 GHz range of microwave radio frequencies. These channel groups consist of Multipoint Distribution Service ("MDS") channels, which are allocated for commercial use and Instructional Television Fixed Service ("ITFS") channels that are primarily authorized for educational purposes. Currently, up to 33 total channels are potentially available for licensing, lease or purchase by wireless cable companies in each market. Up to 13 MDS channels in any given market typically can be owned or leased by wireless cable operators for full-time usage without programming restrictions. The remaining 20 frequencies in a given market generally are allocated for ITFS use. Wireless cable providers can lease excess channel capacity from ITFS licensees as long as the licensees provide a prescribed minimum amount of educational programming over their channels. Wireless cable companies generally are prohibited from owning ITFS channels. ITFS licensees are currently allowed to meet their minimum educational programming requirements for all licensed channels using only one channel per four-channel group via "channel loading," if desired.

In the Mobile, Alabama, market, we control seven of the eleven MDS frequencies that are licensed for full time usage without programming restrictions. We lease the E Group (E-1, E-2, E-3, and E-4) frequencies from TV Communications Network, Inc. ("TVCN"), of Denver. We were unable to lease the E Group for a second five year term when this lease expired earlier this year, and we are currently leasing the E Group from TVCN on a month to month basis for $1,200 per month. We believe that we would be offered an equal opportunity to bid on the E Group, should TVCN decide to sell them, but we cannot be sure that we would succeed in purchasing them. We own the licenses for three MDS frequencies in the H Group (H-1, H-2, and H-3). The remaining four MDS frequencies in Mobile are owned by an unaffiliated third party, and we do not have rights to use them.

We also lease the Mobile, Alabama, G Group of four ITFS frequencies from the North American Catholic Educational Programming foundation, Inc. (NACEPH) for $1,000 per month. We are in our second five year term for this lease, which expires in August of 2002.

We believe that we comply with all FCC requirements to operate our licenses. The basic requirement is that we place the frequencies in service according to their licenses. Annually, we complete a report that tells the FCC how many hours we transmitted during the preceding year, what categories of programming were transmitted and any periods of service outages we experienced. Each August the FCC publishes a regulatory fee assessment for each category of operations, with the fee due in September. The FCC has the authority to issue fines for default on any of these requirements, or the FCC may rescind our license authority, requiring that our transmissions be terminated. We believe we are current in all regulatory requirements, and we have legal counsel monitor regulatory developments to assist us in our compliance.

FCC rules generally prohibit the ownership or leasing of MDS and ITFS authorizations by traditional franchise cable companies if the MDS facility is located within 35 miles, or the ITFS facility is located within 20 miles, of the cable company's franchise or service areas. Pursuant to the telecommunications Act of 1996, the cable-MDS cross-ownership rule does not apply to a cable operator in a franchise area in which the operator is subject to effective competition.

Authorizations have been issued, or applications are currently pending, forth vast majority of MDS licenses in major U.S. markets. Under the current regulatory structure, as discussed below, only holders of a Basic Trading Area ("BTA") authorization may apply for available, unlicensed, MDS frequencies within the BTA. In a number of markets, certain ITFS frequencies are still available. However, except as noted below, eligibility for ownership of ITFS licenses is generally limited to accredited educational institutions, governmental organizations engaged in the formal education of enrolled students and non-profit organizations whose purposes are educational and include providing educational and instructional television material to such accredited institutions and governmental organizations. Non-local, qualified applicants must demonstrate that they have arranged with local educational entities to provide them with programming and that they have established a local programming committee.

From November 1995 through March 1996, the FCC auctioned all available MDS rights on the basis of BTAs, with one such authorization available per BTA. The winning bidder has the exclusive right to apply to operate one or more unlicensed MDS channels within the BTA, as long as proposed stations operating on these channels comply with the FCC's interference requirements and certain other rules. In order to provide wireless cable service in these markets, the BTA licensee must also secure the right to a transmission facility. A BTA licensee has a five-year build-out period within which to expand or initiate new service within its BTA. It may sell, trade or otherwise alienate all or part of its rights in the BTA and may also partition its BTA along geopolitical boundaries and contract with eligible parties to allow them to apply for MDS authorizations within the partitioned area, and conversely, acquire such rights from other BTA licensees. The license term for each station authorized under these BTA procedures is ten years from the date on which the BTA auction closed.

It was in this regulatory environment that we received our eleven licenses designed for wireless cable TV operations in the Mobile, Alabama, area. We own licenses for three MDS channels and we lease four MDS and four ITSF channels. See, Description of Property.

The licenses granted to us by the FCC required us to construct transmission capabilities for a number of channels in our Mobile market. We have fulfilled all of our construction commitments to the FCC for our licenses.

Two-Way Operations

In September 1998, the FCC issued formal rules for two-way use of MDS and ITFS channels. We expect to apply for two-way licenses in accordance with
the filing schedule established by the FCC.   Some other cable operators have
filed petitions with the FCC for reconsideration which propose to refine the
two-way rules.   We believe that actual implementation of two-way commercial businesses will require some changes in the existing two-way rules along with filing "windows" by the FCC for operators such as our Company to submit licensing applications.

The FCC has also adopted a number of ITFS rule changes that permit licensees to meet the ITFS educational programming requirements by providing voice and data services. In a digital environment, the ITFS licensee must retain 5% of its capacity for such ITFS programming. ITFS leases may now extend for a period of fifteen years. Certain of these new rules are also subject to pending petitions for reconsideration.

The two-way licensing process will require substantial frequency engineering studies and negotiations with other MDS and ITFS license holders in markets adjacent to that of a two-way license application. These studies and negotiations are expected to significantly increase the implementation costs of two-way digital services. The process may involve channel swapping among licensees within individual markets. If we decide to apply for two-way licensing from the FCC, we may be required to negotiate with other MDS and ITFS frequency licensees for the frequencies that will be necessary to operate such a system.

Telecommunications Act of 1996

The Telecommunications Act of 1996 Act became law on February 8, 1996 (the 1996 Act). Among other things, the 1996 Act eliminated the cable/telephone cross-ownership restriction, allowing a telephone company the option of providing video programming within its telephone service area over a cable system or a video platform. Conversely, cable companies are now permitted to provide telephone service. The 1996 Act also limited, and in some cases eliminated, FCC regulation of cable rates established by the Cable Television Consumer Protection and Competition Act of 1992 ("1992 Cable Act"), depending upon the size of the cable system and whether that system is subject to effective competition and the nature of the rate. Small cable operators and systems subject to effective competition are now exempt from rate regulation as a result of the 1996 Act. The 1996 Act also vests the FCC with exclusive jurisdiction over the provision of Direct Broadcast Satellite ("DBS") and preempts the authority of local authorities to impose certain taxes on such services.

While current FCC regulations are intended to promote the development of competitive subscription television industry, we cannot be sure that these regulations will have a favorable impact on the wireless cable industry as a whole and/or our Company in particular. In addition, the FCC's regulation of other spectrum could permit the operation of other wireless services to interfere with MDS and ITFS frequencies.

The 1996 Act mandated that the FCC adopt regulations to prohibit restrictions that impair customers' ability to receive video programming services through reception devices. The FCC has adopted rules that prohibit restrictions that impair the installation, maintenance or use of an antenna that receives wireless cable signals, where the antenna is one meter or less in diameter or diagonal measurement. The FCC has concluded that a restriction "impairs" if it unreasonably delays, prevents or increases the cost of installation, maintenance or use, or precludes reception of an acceptable quality signal. Prohibited regulations include, but are not limited to, any state or local law or regulation, including zoning, land use, or building regulation, or any private covenant, homeowner's association rule or similar restriction on property within the exclusive use or control of the antenna user where the user has a direct or indirect ownership interest in the property. The matter of whether the FCC's preemption authority extends to property not within the exclusive use or control of a person with an ownership interest, such as a rental property, remains pending.

The 1996 Act also requires all providers of telecommunications services to contribute to a national Universal Service Fund (the "Fund"). The Fund was created to promote the availability of telecommunications services to those in low income, rural, insular and high cost areas at rates that are reasonably comparable to the lower rates charged in urban areas. The 1996 Act expanded the purpose of the Fund to include provision of affordable access to advanced telecommunications services for schools, classrooms, health care facilities and libraries. Previously, only telephone companies were required to contribute to the Fund. The FCC is considering whether and to what extent wireless cable operators, such as our Company, must contribute to the Fund. This matter remains pending before the FCC.

Pursuant to the 1996 Act, video programming distributors, including wireless cable operators, will be required to provide closed captioned video programming on a phased-in basis starting on January 1, 2000. Requirements to pass-through captions already contained in programming and to maintain captioning at 1997 levels became effective on January 1, 1998. Because ITFS programming, as a class, is exempt from captioning requirements, wireless cable operators that retransmit such programming are not required to provide it with closed captioning.

Pending Legislation

The State of Alabama and its local, political subdivisions do not impose any direct taxes, such as sales tax or franchise taxes, on our wireless services, either television or Internet. From time to time discussions are had about the possibility of imposition of such taxes in Alabama, but no concrete proposals are pending before the Alabama legislature now.

Legislation has been introduced in several other states that would authorize state and local authorities to impose taxes on providers of subscription television programming, including wireless cable operators, based upon their gross receipts comparable to the franchise fee cable operators pay. While the proposals vary among states, such legislation would require as much as five percent of gross receipts to be paid by wireless cable operators to local authorities.

Although the majority of states impose a sales/use tax on the sale of certain telecommunication services, the proliferation of new and emerging services has made unclear the distinction between taxable telecommunication services and non-telecommunication services. Internet access services could be classified as telecommunication services in some states. In 1998 the United States Congress enacted a three-year moratorium on the imposition of any new taxes on Internet services.

We cannot be sure that legislation similar to what is described in the above paragraphs will not be introduced or adopted in Alabama in the foreseeable future.

Other Forms of Regulation

Federal law requires all "cable companies" to obtain local or state franchises prior to constructing a subscription television distribution system. Cable companies are defined in Section 602 of the Communications Act. Because wireless cable systems deliver programming to subscribers by means of microwave facilities rather than through coaxial cable that cross public rights-of-way and are not specifically defined as "cable systems" in Section 602 of the Communications Act, the 1992 Cable Act, or in earlier statutes or FCC regulations, wireless cable systems have not been considered cable companies under FCC rules in this context. In Alabama, wireless cable companies such as ours are not required to obtain franchises and are generally not subject to state regulation by public utility or cable commissions.

The Company is also subject to various FCC regulatory limitations relating to ownership and control. The 1996 Act and FCC rules require the FCC's approval before a license may be assigned or control of the licensee may be transferred. Moreover, the 1996 Act provides that certain types of licenses, including those for MDS stations, may not be held directly by corporations of which non-U.S. citizens or entities ("Aliens") own of record or vote more than 20% of the capital stock. In situations in which such a FCC license is directly or indirectly controlled by another corporation, Aliens may own of record or vote no more than 25% of the controlling corporation's capital stock.

Wireless cable operators are also subject to regulation by the Federal aviation Administration ("FAA") and the FCC with respect to construction of transmission towers and certain local zoning regulations affecting construction of such towers and other facilities. The FAA must approve antenna towers that are more than 200 feet tall. We lease space on a tower that has already been approved by the FAA. Therefore, we have not needed and do not expect to apply for tower permits from the FAA.

Under the federal copyright laws, permission from the copyright holder generally must be secured before a video program may be retransmitted. Under
Section 111 of the Copyright Act, certain "cable systems" are entitled to engage in the secondary transmission of broadcast programming without the prior permission of the holders of the copyright in the programming. To do so, a cable system must secure a compulsory copyright license. Such a license is obtained upon the filing of certain reports with, and the payment of certain fees, to the U.S. Copyright Office. In 1994, Congress amended copyright law to permit wireless cable operators to rely on the cable compulsory license under
Section 111 of the Copyright Act.

Section 119 of the Copyright Act provides for a similar compulsory-licensing program for the retransmission of broadcast programming to the home via satellite. In 1997, the Copyright Arbitration Royalty Panel significantly increased the rates of entities operating under Section 119. While this action has no direct impact on the rates applicable to our services, it has generated a debate over the differences in the compulsory licensing schemes and the disparity of the rates. Our operations may be adversely affected if existing laws or regulations applicable to our copyright royalty liability are modified or new laws are adopted.

Under the retransmission consent provisions of the 1992 Cable Act, wireless and hardwire cable operators seeking to retransmit certain commercial television broadcast signals must first obtain the permission of the broadcast station whose signal it wishes to retransmit. However, wireless cable systems, unlike hardier cable systems, are not required under the FCC's "must carry" rules to retransmit a specified number of broadcast television channels. We carry seven such off-the-air channels in Mobile, including ABC, CBS, NBC, and Fox.

Internet Regulation

Internet access providers are not currently subject to direct economic regulation by the FCC or any state regulatory body, other than the regulations that apply to businesses generally. In April 1998, the FCC reaffirmed that Internet access providers should be classified as unregulated "information service providers" rather than regulated "telecommunications providers" under the terms of the Federal Telecommunications Act of 1996. As a result, we are not subject to federal regulations applicable to telephone companies and similar carriers merely because we provide our services using telecommunications services provided by third-party carriers.

On June 3, 1999, the U.S. District Court for the District of Oregon ruled that the City of Portland and Multnomah County could adopt open access ordinances, requiring AT&T Corp to allow IMPS who are unaffiliated with AT&T to connect their equipment directly to AT&T's cable modem platform, bypassing AT&T's own proprietary cable ISP. The court ruled that the city and county ordinances are not preempted by federal laws, including the FCC's regulation of cable television. The court's decision would allow local governments to mandate existing cable TV operators to permit unaffiliated, competing ISP's to use the cable lines to provide service to homes and businesses. Coaxial cable permits Internet access at much higher speeds than can be had over telephone lines including ISDN lines.

AT&T has appealed the Oregon court's decision, and on August 16, 1999, the FCC filed a friend of the court brief with the 9th Circuit which also urged the
court to overturn the District Court decision.   The decision raises major
uncertainties for the future of wireless Internet access services like ours. For instance, open access to cable lines could greatly increase the competitiveness of ISP's in high speed access, because they could provide high speed access over existing cable lines without making the capital investment required for a cable system. In addition, the court's ruling may mean that state and local governments have authority impose a variety of additional regulations on the Internet. We are uncertain how the Oregon decision may affect our business. If the decision is allowed to stand, it may adversely affect our business in many unforeseen ways, including greatly increasing high speed Internet competition or by permitting additional local regulations that restrict our business or raise our cost of doing business.

Governmental regulatory approaches and policies to Internet access providers and others that use the Internet to facilitate data and communication transmissions are continuing to develop and in the future we could be exposed to regulation by the FCC other federal agencies or by state regulatory agencies or bodies. For example, the FCC has expressed an intention to consider whether to regulate providers of voice and fax services that employ the Internet or IP switching as "telecommunications providers" even though Internet access itself would not be regulated. The FCC is also considering whether providers of Internet-based telephone services should be required to contribute to the universal service fund, which subsidizes telephone service for rural and low income consumers, or should pay carrier access charges on the same basis as applicable to regulated telecommunications providers. To the extent that we engage in the provision of Internet or Internet protocol based telephony or fax services, we may become subject to regulations promulgated by the FCC or states with respect to such activities. We cannot assure you that such regulations will not adversely affect our ability to offer certain enhanced business services in the future.

Due to the increasing popularity and use of the Internet by broad segments of the population, it is possible that laws and regulations may be adopted with respect to the Internet pertaining to content of Web sites, privacy, pricing, encryption standards, consumer protection, electronic commerce, taxation, and copyright infringement and other intellectual property issues. We cannot predict the effect, if any, that any future regulatory changes or developments may have on the demand for our access or enhanced business services. Changes in the regulatory environment relating to the Internet access industry, including the enactment of laws or promulgation of regulations that directly or indirectly affect the costs of telecommunications access or that increase the likelihood or scope of competition from national or regional telephone companies, could materially and adversely affect our business, operating results and financial condition.

Markets

International Data Corporation estimates that there were over 38 million Webusers in the United States and over 68 million worldwide at the end of 1997. International Data Corporation projects that the number of Web users will increase to over 135 million in the United States and over 319 million worldwide by the end of 2002. In a report issued in April 1998, the U.S. Department of Commerce estimates that traffic on the Internet is doubling every 100 days. Additionally, Forrester Research estimates that the number of

Web sites in the United States will increase from approximately 450,000 in 1997 to nearly four million in 2002.

We currently propose to serve only one local market -- in and around Mobile, Alabama. The Mobile, Alabama, market has 12,000 potential business users of our service. Each of our eleven frequencies -- 7 MDS frequencies and 4 ITFS frequencies -- can serve approximately 1,650 subscribers at any given time. Although we may expand to other markets if we believe we can successfully and profitable develop those markets, our efforts for the present will be focused on Mobile.


Competition

Wireless Cable TV

In the Mobile, Alabama television market, we must compete against television signal transmission from local stations, including those with national network affiliations including ABC, CBS, NBC, and Fox and cable television, against three cable systems in Mobile, and against direct satellite systems, including Primestar, Echostar, and Direct TV. We lease or own eleven wireless frequencies, which also limits our programming capacity, compared to cable and direct broadcasters.

We have decided to gradually reduce and eventually discontinue our wireless cable TV business, because, among other things, existing competitors can provide better service to TV viewers in a more cost effective manner. We are no longer marketing our wireless cable TV service or making new installations. As customers discontinue our service, which they may do for a variety of reasons including better channel selection, better signal reception, and better maintenance service, we are reducing our TV customer base. We are refocusing our attention on wireless Internet access service.

Internet Access

The Internet is available to anyone who has conventional telephone service. The market for Internet access is highly competitive and fragmented with over 4,800 Internet service providers, primarily in local markets and averaging less than 5,000 customers each. Although most service providers are small and local, a number of very large companies have entered the business on a national scale, with resources for development of proprietary, value-added services and networks. These large businesses, such as America Online, Microsoft, and AT&T, have brand name recognition and use marketing techniques and resources, including television, radio, and mass mailing campaigns, that give them competitive advantages over small, new companies like ours.

Average Internet download speeds may vary widely based upon a number of factors, including the capacity of the Internet Service Providers ("IMPS")connectivity to the Internet, the number of users downloading information at any one time from an ISP, speed of the telephone return path and the characteristics of the user's personal computer. The Company's principal target market is small to mid-size business customers. The overall demand throughout the United States for Internet services is expected to grow substantially, led by increased utility of the Internet to corporate and consumer users, new software applications, availability of faster access speeds and rising personal computer penetration.

The Internet access business is highly competitive. Barriers to entry are relatively low. Current and potential competitors include local, regional and national IMPS, telephone companies, franchise cable operators and DBS service providers. We believe our principal competition will come from high-speed Internet access alternatives and not from slower dial-up connections to the Internet. These principal competitors include franchise cable companies offering high-speed Internet over their networks, telephone companies such as local exchange carriers ("LECs") and competitive local exchange carriers ("CLECs") using ISDN, and digital subscriber lines ("DSL") or T1 connections, ISP's offering a similar variety of connections as LECs and CLECs, and DBS providers.

We believe that we have a competitive advantage in achieving relatively fast download speed from the Internet with less capital investments than typically required by franchise cable operators to upgrade their networks or by LECs and CLECs offering DSL connectivity. Our transmitters radiate a broadcast signal in about a 35 mile radius from the antenna tower, covering about 4,000 square miles. The cost for us to cover that territory might be $500,000 in capital expenditures, compared to capital expenditures for telephone or cable TV lines of several million dollars. Therefore, we expect to be able to charge a lower service fee for our service than networks using land lines.

We believe that competition will intensify in the future and that our ability to be successful in this business will depend on a number of factors, including customer demand for high-speed Internet access services, acceptable pricing structures for high-speed Internet services, reliable subscriber equipment and our financial ability to service and grow the high-speed Internet business. Many of our existing or potential competitors in the Internet access business have greater name recognition and financial, technical and human resources than we do and may be better equipped to develop, deploy and operate Internet access systems.

The high-speed Internet access business and other businesses, such as WBA, that use digital technologies present increased competition to us for the renewal of channel lease agreements. This increased competition arises because high-speed Internet access and certain other businesses that use digital technologies may require fewer channels than the traditional analog video use of wireless cable spectrum where a practical minimum of about 20 channels is required. We could lose channels to competitors or incur higher costs to renew or retain its existing channels. We believe that our service offers communications links at higher speeds, reducing the waiting time that is characteristic of Internet services in which users must wait for large computer files to be downloaded to them over traditional telephone lines.

Most telephone services in the U.S.A. that connect customers to the Internet, do so at 28 kilobits per second. With these accounts, called dial-up accounts because they use a conventional telephone service, a customer has to wait while large files such as graphics download to the computer screen. To get higher speeds on telephone lines, higher quality lines are needed. It telephone carriers charge more for the higher quality lines. For example, telephone companies currently charge $1,000 to $1,500 per month to deliver commercial quality, high speed broadband service with speeds up to 1.2 megabits per second over land lines. Wireless cable microwave service can deliver the same commercial quality, high speed broadband service for $500 per month. Sprint and MCI/WorldCom have recently entered or begun acquisitions of companies that provide wireless cable service in order to provide high speed broadband service to customers.

We hope to take competitive advantage of the higher access speed as well as the comparatively low capital investment requirements of our system, compared to laying and maintaining land lines for telephonic or cable connections. The communications industry has identified the need for higher speed communications as a major competitive goal in providing Internet access, and it is likely that large businesses will improve their Internet access speeds by improving land line capacity and speed, improving computer communication efficiency (such as faster modem speed), and offering wireless access similar to our own. Thus, the already intense competition not only for content but also for speed, dependability, and quality of delivery, will only increase pressure on small businesses such as ours to stay competitive in the future.

Wireless Broadband Access

We believe that the best use of wireless cable spectrum is to serve small and medium-sized business customers with fixed, two-way high-speed data and telephony services. We are not presently offering WBA services. We face two principal types of competition for WBA services. One group of competitors is telephone companies such as LECs and CLECs that offer a wide variety of non-wireless broadband T1, T3, DSL and fiber connectivity for business customers. The other group of competitors is companies that offer or plan to offer WBA services using radio frequencies other than wireless cable spectrum. These competitors include companies operating in local multipoint distribution service spectrum (27.5 to 28.35 GHz, 29.1 to 29.25 GHz and 31.0 to 31.3 GHz) and in the 24 GHz and the 39 GHz bands. The Company believes that other frequencies of radio spectrum are also being evaluated for WBA services by competitors. All WBA providers are potentially competitors of the LECs because the WBA technologies bypass the local customer access lines of the LECs and the related costs charged by the LECs to access such lines. The various radio spectrum used by WBA providers is subject to different physical broadcast properties and FCC licensing rules.

A broad range of companies engaged in the communications and entertainment businesses will be actual or potential competitors. Pending and future technological and regulatory developments may result in additional competitors and alternate means of providing broadband services. Almost all of our competitors for broadband services are larger and have more capital, technology and human resources. We depend upon regulatory and technology actions, among other factors, in order to successfully implement our strategy. (See -- Our Business Plan.)

Bundled Services

Many franchise cable companies have begun offering or announced their intentions to offer, high-speed Internet access over their networks. At least one DBS provider also offers high-speed Internet access. AT&T Corp. ("AT&T") has completed its acquisition of Tele-Communications, Inc. ("TCI") and has announced its intention to use the cable network of TCI to distribute data and telephone services of AT&T. AT&T has also announced ventures with other franchise cable companies to distribute AT&T products. This bundling activity increases competition for the Company because of the attractiveness to customers of purchasing bundled services from one provider and because of the opportunity for the provider to price bundled services more competitively than individual services that we can offer.


Risks

We are a new company with limited operating history.

Our Company was formed in late 1997 and began operations with the confirmation of the Plan and emergence of our business from bankruptcy in January 1998. Since then we have continued to operate our wireless cable TV business in Mobile, Alabama, but we have suspended our efforts to attract new wireless cable TV business. We began offering high speed, one-way Internet service in 1998. We cannot be sure that we will be successful in this or any other business line and do not have a track record of success in any business.

We have a history of losses and expect more losses in the foreseeable future.

Our predecessor, Mobile LLC, filed for Chapter 11 bankruptcy proceedings in 1997 because it was unable to operate profitably. Since we emerged from bankruptcy in early 1998, we have continued to experience losses from operations. We have determined to suspend installations for new customers in our only business line with an operating history, the wireless cable TV business, because we believe new installations would not be profitable. We can expect losses in our Internet business line until we build a large enough customer base to generate revenue in excess of start-up and operating costs.


We do not have reliable projections of how long it may take to generate positive cash flow or operating profits from the Internet business. We have ongoing operating costs including rent, license fees for our broadcast frequencies, and debt service. We believe that, to make a profit from our current business, we must expand our Internet customer base to at least 3,000 customers from a current customer list of approximately 1,000. Accordingly, we cannot expect to operate at a profit in the foreseeable future.

We will need additional capital to continue and expand operations.

Since we began operations we have depended on capital provided by financing during the bankruptcy proceedings as well as on equity provided by exercise of warrants for our common stock which were issued as part of the reorganization. Assuming we can successfully grow our new high speed Internet access business, we likely must find additional capital, either in the form of loans or sale of more equity, to invest in equipment necessary for that business and to provide operating capital until the Internet business generates positive cash flow. Given our history of losses and lack of operating history, we cannot be sure that we will be able to raise sufficient capital to continue in business until we become profitable.

We believe that there are attractive companies in businesses similar to ours which we can acquire at reasonable prices and which will add to our net revenues, including other wireless cable operations. We made our first such acquisition, the cash purchase of Dibbs Internet Services, Inc., in the third quarter of 1999. See, Management's Discussion and Analysis of Financial Condition and Results of Operations -- Recent Events -- Acquisition of Dibbs Internet. We have entered negotiations with other businesses to acquire them or enter into a business combination with them, though these negotiations have not been concluded. Acquisition of these businesses, possibly in exchange for stock or through a merger, is one potential source of increased revenue for us.

Since confirmation of the Mobile LLC Plan of Reorganization, our stockholders who acquired stock as part of the Plan and who were investors in the earlier partnership have exercised warrants that were distributed to those stockholders as part of the Plan. We have depended on the funds from exercise of these warrants for operating capital during the past year, and we expect that we will continue to depend on additional stock sales pursuant to exercise of warrants, for additional operating capital in the next year. Failure to make successful and profitable acquisitions or to raise more capital from warrant exercises or may jeopardize our continued operations.

Our management is inexperienced in the wireless cable or Internet business.

Our board of directors was formed from investors in Mobile LLC who were willing to invest their time and energy in saving that business and in building our Company when it was formed. None of our directors have any prior experience either in the wireless cable business or in the Internet access business. We have existing staff in Mobile with experience in the wireless cable business not in the Internet access business. We are currently seeking a manager with the talent and experience necessary to make our new business succeed. We do not know if we will be able to attract the necessary new employees and managers with our limited resources.

Our senior secured indebtedness is due and unpaid.

In 1997 and 1998, our operations were partially financed by loans from two of our directors. At November 30, 1999, $231,659 in principal and interest on the loans remained outstanding and unpaid. The outstanding loan is secured by essentially all of our assets, including our wireless frequency licenses. This loan is now due and payable in full, together with accrued, unpaid interest. The lender has not demanded payment nor declared the loan in default, but he also have not waived any provisions of the loan agreements. We are negotiating an extension or settlement of this indebtedness, but if we are unable to renegotiate the terms of this debt, the lender could demand payment and foreclose on assets which are essential to continuing our business.

System failure could disrupt our business.

All of our broadcasting facilities are located in Mobile, Alabama. A failure of our broadcasting capability at our Mobile facilities due to mechanical failure, or due to natural disasters such as hurricanes that periodically occur on the coast of the Gulf of Mexico, where we are located, could cause a complete cessation of our ability to offer any services to customers. Such a failure would interrupt all revenues from subscriber services and prevent us from continuing or expanding our business until the system is fixed. Not only would we lose revenues, but customers might cancel their subscriptions and potential customers would not subscribe to our services, which would materially and adversely affect our financial condition and operating results. We have built a facility with redundant equipment to protect against equipment failure, and we believe that we could withstand all but the most severe natural disasters or equipment failures.

We must adapt to changing technologies and markets.

Both the wireless cable market and the Internet services market are susceptible to rapid changes due to technology innovation, evolving industry standards, changes in subscriber needs and frequent new service and product introductions. New services and products based on new technologies or new industry standards expose us to risks of equipment obsolescence. We will need to use leading technologies effectively, develop our technical expertise and continually improve our existing services on to compete successfully. We cannot be certain that we will be successful in using new technologies effectively, developing new services or enhancing existing services or that any new technologies or enhancements used by us or offered to our customers will be accepted in the marketplace.

Our ability to compete successfully will also depend on the continued compatibility and interoperability of our services with products and systems sold by various third parties. We cannot be certain that industry standards will be established or, if they become established, that we will be able to conform to these new standards to develop a competitive position in the market.

We are also at risk due to fundamental changes in the way that Internet accessary be delivered in the future. Currently, Internet services are accessed primarily by computers connected by telephone lines. Recently, several companies have developed cable modems, some of which are currently offered for sale. These cable modems have the ability to transmit data at substantially faster speeds than the modems currently used. As the Internet becomes accessible by broad segments of the U.S. population through these cable modems and other consumer electronic devices, or as subscriber requirements change the means by which Internet access is provided, we will have to develop new technologies or modify our existing technology to accommodate these developments and remain competitive. Our pursuit of these technological advances may require substantial time and expense, and we cannot be certain that we will succeed in adapting our Internet access services business to alternative access devices and conduits.

Our new proposed Internet business depends on continued growth of the Internet.

Widespread use of the Internet is a relatively recent phenomenon. Our future success substantially depends on continued growth in the use of the Internet and the continued development of the Internet as a viable commercial medium. We cannot be certain that Internet usage will continue to grow as it has in the past or that extensive Internet content will continue to be developed and continue to be accessible for free or at nominal cost to Internet users. If the use of the Internet does not continue to grow or evolves in a way that we cannot address, our business, financial condition and operating results could be materially and adversely affected.

If we are unable to attract and retain qualified sales personnel for our sales program, we may not be able to obtain customers.

Our business strategy depends on hiring and keeping a qualified marketing staff to sell our new high speed Internet services, and we have not yet hired that sales staff. Our future success in high speed Internet services depends on our ability to market successfully to new customer in an environment that is increasingly competitive. We may not succeed in attracting and retaining qualified sales managers or other sales people, which is necessary for this type of marketing approach.

No market for our stock.

Prior to filing this registration statement there has been no active make for the sale of our stock. An active public market for our common stock may not develop in the future, and if it does not develop, investors may not be able to sell their stock at prices reasonably related to its fair market value. We filed this registration statement to provide current, publicly available information on our Company in order to assist the development of a public market for our stock, which is held by a large number of small shareholders who received stock and warrants as part of the Mobile LLC Plan. On February 22, 2000, our common stock was held by 1,224 shareholders of record. As a general proposition, some of the following factors may affect the development of a market for our stock and market prices:

- Interest of the investment community in small, new companies in the high speed Internet access business.

- Our ability to follow through on our plans to develop a high speed Internet access business.

-       Our actual or anticipated operating results.

- Announcements of technical innovations or industry trends and our ability to keep up with them.

- Our ability to attract and retain key management, marketing, and technical personnel.

-       Operating results of other competing companies.

Substantial stock sales by existing investors could cause our stock prices to drop.

It is by no means certain that any market for our stock will develop. If a market does develop, many current investors (who were Mobile LLC investors and received their stock as part of the Plan), may wish to sell their stock. Most of these investors received stock which is eligible for resale because it was issued under an exemption from federal and state securities laws contained in
Section 1145 of the Bankruptcy Code. If a substantial number of investors decide to sell their stock after a market develops, it is likely that the market price of our stock would fall. This might make it more difficult for investors to sell their stock and might make it more difficult for us to raise needed capital in a future securities offering.


Item 2 Management's Discussion and Analysis of Financial Condition and Results of Operations

The following information should be read in conjunction with our financial statements and notes appearing elsewhere in this registration statement.
This registration statement contains forward-looking statements. The words, anticipate, believe, expect, plan, intend, estimate, project, could, may, foresee, and similar expressions are intended to identify forward-looking statements. These statements include information regarding expected development of our business and development of the wireless cable TV and Internet access service business where we will focus our marketing efforts. These statements reflect our current views about future events and financial performance and involve risks and uncertainties, including without limitation the risks described in Risk Factors. Should one or more of these risks or uncertainties occur, or should underlying assumptions prove incorrect, actual results may vary materially and adversely from those anticipated, believed, estimated or otherwise indicated.

Among the factors that could cause actual results to differ materially are the following: a lack of sufficient capital to finance our business strategy on terms satisfactory to us; pricing pressures which could affect demand for our services; changes in labor, equipment and capital costs; our inability to develop and implement new services such as wireless broadband access and high-speed Internet access; our inability to obtain the necessary authorizations from the FCC for such new services; competitive factors, such as the introduction of new technologies and competitors into the wireless communications business; or our Company's failure to attract strategic partners; general business and economic conditions; inexperience of management in deploying a wireless broadband access business.

We have sustained substantial losses since we began operations after confirmation of the Plan and we expect to continue incurring losses in the foreseeable future. We have suspended new installations of wireless cable customers, which was the primary business of the partnership which was our predecessor, and we have not yet substantially developed our high speed Internet access services or any other business services. Nearly all operating revenues since inception have come from wireless cable TV subscriptions, which are declining. We expect that revenues from wireless cable service will continue to decline. Unless we are able to find a new source of revenue, such as our Internet access service, we will be unable to continue as a going concern.

We do not have reliable projections of how long it may take to generate positive cash flow or operating profits from the Internet business. We have ongoing operating costs including rent, license fees for our broadcast frequencies, and debt service. We believe that, to make a profit from our current business, we must expand our Internet customer base to at least 3,000 customers from a current customer list of approximately 1,000. Accordingly, we cannot expect to operate at a profit in the foreseeable future.

We were formed in 1997 and took over the business of Mobile LLC upon confirmation of the Plan in January 1998. The Plan combined Mobile LLC with its parent, Mobile Partners, to form the present Company. Because we are in substance the same entity as our predecessor, our financial statements reflect our combined assets and operations as of 1997, although Partners reported no operating activity in prior years. Reporting our activities this way is consistent with accounting rules for entities under common control. See, Note 1 to our Financial Statements.

The bankruptcy proceedings affected our financial condition and the way that we have reported our assets, liabilities, income and expenses. During the bankruptcy, we accrued certain liabilities which were ultimately discharged either as part of confirming the Plan at the beginning of 1998, or later during the year in 1998 after we emerged from bankruptcy. Prior to December 31, 1997, we accrued $61,500 in postpetition liabilities and $138,320 as prepetition liabilities subject to compromise. These amounts were both discharged in 1998 after we emerged from bankruptcy. These items are reported on the Statements of Cash Flows. We accrued $61,500 under Cash Flows from Operating Activities, in postpetition liabilities at December 31, 1997, that were discharged in fiscal 1998 with a resulting charge to Operating Cash Flow of $61,500. Similarly, Under Cash Flows from Financing Activities, we accrued $126,889 at December 31, 1997, and discharged prepetition liabilities of $138,320 in fiscal 1998.

On June 3, 1999, the U.S. District Court for the District of Oregon ruled that the City of Portland and Multnomah County could adopt open access ordinances, requiring AT&T Corp. to allow ISPs who are unaffiliated with AT&T to connect their equipment directly to AT&T's cable modem platform, bypassing AT&T's own proprietary cable ISP. The court ruled that the city and county ordinances are not preempted by federal laws, including the FCC's regulation of cable television. The court's decision would allow local governments to mandate existing cable TV operators to permit unaffiliated, competing ISP's to use the cable lines to provide service to homes and businesses. Coaxial cable permits Internet access at much higher speeds than can be had over telephone lines including ISDN lines.

AT&T has appealed the Oregon court's decision, and on August 16, 1999, the FCC filed a friend of the court brief with the 9th Circuit which also urged the court to overturn the district court decision. The decision raises major uncertainties for the future of wireless Internet access services like ours. For instance, open access to cable lines could greatly increase the competitiveness of ISP's in high speed access, because they could provide high speed access over existing cable lines without making the capital investment required for a cable system. In addition, the court's ruling may mean that state and local governments have authority impose a variety of additional regulations on the Internet. We are uncertain how the Oregon decision may affect our business. If the decision is allowed to stand, it may adversely affect our business in many unforeseen ways, including greatly increasing high speed Internet competition or by permitting additional local regulations that restrict our business or raise our cost of doing business.

Recent Events

Acquisition of Dibbs Internet

On August 25, 1999, Advanced Wireless Systems, Inc. (the Company) purchased all of the assets of Dibbs Internet Services, Inc. (Dibbs), an Alabama corporation, an Internet service provider in Mobile, Alabama, for a purchase price of $225,000. Dibbs provided Internet services to approximately 730 Internet customers in the Mobile metropolitan area via dial-in telephone line access. We will continue offering Dibbs customers the telephonic Internet service that they have now, and we will also offer them the opportunity to convert to use of our high speed wireless Internet service.

We acquired the Dibbs assets used in the operation of its Internet service, including its equipment, software, and the right to use the Dibbs trade name, for $225,000 cash, paid in full on August 25, 1999, to Dibbs and its sole shareholder and president, Diane Summers. We negotiated the purchase price with Ms. Summers, who is not affiliated with our Company, in arms-length negotiations. We used cash from our working capital reserves to pay the purchase price. We did not assume any liabilities of Dibbs in the transaction.

The assets purchased include the equipment necessary to service the Dibbs subscribers, including three computers, two network hubs, a Cisco 2500 router, software, a backup power supply and other network accessories. Dibbs serviced 730 subscribers, who use 56k, 64k or 128k ISDN telephone services and e-mail dial-up services. The Dibbs basic service began at $19.95 per month. The subscriber base included 58 domains and 47 commercial websites. In the first six months of 1999, Dibbs had net income of $24,870 based on revenues of $98,580.

The asset purchase agreement includes a two year non-competition clause in which Dibbs and Ms. Summers agree not to compete with our Company improvising Internet services within a 75 mile radius of Mobile for two years. Ms. Summers provided consulting services to us, to help us take over and operate the Dibbs business, for two months after the purchase, for $1,200 per week.

Audited financial statements for Dibbs for the six months ended June 30, 1999,and the years ended December 31, 1998 and 1997, and a pro forma consolidated balance sheet and pro forma consolidated statement of operations of Advanced Wireless, are included in this Form 10-SB, beginning at pages D-1 and P-1.

Impairment of Long-Lived Assets

After considering our history of operating losses and the uncertainty of a continuation of future operating losses, changes in our strategic direction, and certain industry factors, we determined to write down the carrying value of our license acquisition costs in the 2nd Quarter of 1999, according to the provisions of SFAS No. 121. We recorded an impairment loss and wrote down the carrying value of such assets by $303,797 as of June 30, 1999, to their estimated fair value. Fair value was based on recent transactions in the wireless cable industry, including changes in the Company's use of these assets, and estimates of the future earnings from alternative uses for these assets.

New Accounting Pronouncements

In June 1997, the FASB issued Statement of Financial Accounting Standards No.130 (SFAS 130), Reporting Comprehensive Income. This statement requires that all items that must be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. We adopted SFAS 130 for the period ended December 31, 1997, which had no material effect on the accompanying financial statements.

In June 1997, the FASB issued Statements of Financial Accounting Standards No.131 (SFAS 131), Disclosures about Segments of an Enterprise and Related information. The statement requires us to report income/loss, revenue, expense and assets by business segment including information regarding the revenues derived from specific products and services and about the countries where we operate. The Statement also requires that we report descriptive information about the way that operating segments were determined, the products and services provided by the operating segments, differences between the measurements used in reporting segment information and those used in our general-purpose financial statements, and changes in the measurement of segment amounts from period to period. We adopted SFAS 131 for the period ended December 31, 1997.

In April 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (AcSEC) issued Statement of Position (SOP) 98-5, Reporting on the Costs of Start-up Activities. SOP 98-5 establishes standards for the reporting and disclosure of start-up costs, including organization costs. We adopted SOP 98-5 on January 1, 1999. We believe that the adoption of this statement will not have a material effect on our financial position or results of operations.

Results of Operations

Results of Operations for the Nine Months Ended September 30, 1999, as compared to the Nine Months Ended September 30, 1998

During the nine months of 1999, we discontinued new installations of our cable TV service because it appeared to be unprofitable, and focused on generation of new business from Internet access service, of both the land based (telephonic) and microwave kinds. For the nine months ended September 30, 1999, we had a net loss from operations of $645,712, which was a $169,749 (36%) increase from our operating loss of $475,963 in the first nine months of1998. Our basic loss per share was $.14 in the first nine months of 1999, the same basic loss per share as in the first nine months of 1998.

The Dibbs acquisition increased the number of our Internet customers from about 260 to about 1,000 (by February 2000 the number had decreased to about
885) and substantially increased our cash flow from operations, though it did not increase cash flow enough to make us profitable overall. We acquired Dibbs in August 1999. For the quarter ended September 30, 1999, our total revenue was $48,199. This represents an increase of $27,915 (137%) from total revenue of $20,284 in the quarter ended June 30, 1999 and an increase of $12,860 (36%) from total revenues of $35,339 in the quarter ended September 30, 1998. Revenue from the Dibbs subscribers accounted for nearly all of this increase.

In the first nine months of 1999, we ceased new cable TV installations and improved our operating efficiency. We intend to cease offering wireless TV service. We hired a general manager and office manager who were much more qualified on the technical side of our business and who were able to improve our operating efficiency in offering Internet service. For financial statement purposes, we consider operating expenses to be costs such as entertainment programming expense, channel lease expense, wireless cable equipment installation, maintenance and supply expense. Operating expenses decreased by $18,564 (13%) to $123,548, down from $142,112 in the nine months of 1998. We substantially decreased operating expenses by negotiating a reduction of $800 per month in our monthly lease rate for one of our channel leases (from $2,000 to $1,200 monthly).

Our loss in the first nine months of 1999 was mainly due to the $303,797 provision for impairment of license acquisition costs and to increased general and administrative expenses, more than offset our slight increase in total income. For financial statement purposes, we consider general and administrative expenses to be indirect costs of running the company, such as office rent, employee compensation, consulting and professional fees.
Through September 30, 1999, general and administrative expenses were $476,376, a $255,672 (116%) increase from first nine months' 1998 G & A Expenses of $220,704. We attribute the increase mainly to increased salaries and professional fees in 1999 compared to 1998, as we incurred legal and accounting expenses in preparation of this registration statement and in negotiating for possible acquisitions of other businesses. Professional and consulting fees totaled $140,807 for the first nine months of 1999, compared to 29,786 in the same period in 1998. Salaries also increased in the first nine months of 1999 to $147,613, compared to $99,599 for the same period in 1998. We were able to achieve economies of scale in employee expenses, but an overall increase in staff size accounted for this increase, as we hired additional technical employees to service the Internet operations.

Our new general manager and office manager, together with our president, took several cost savings steps in late 1998 and early 1999. The monthly salaries of the new general manager and office manager were $1,666 less than the individuals they replaced. We returned some cellular telephones used in the field, saving $200 per month. We eliminated three telephone lines saving $180 per month. We eliminated outside contractors for installations and networking office personal computers and began doing that work with our own personnel, saving about $800 per month. We changed the carrier for PROS lines, saving $700 per month. These savings total about $4,840 monthly.

Depreciation and amortization expenses declined by $69,914 to $140,953 in the first nine months of 1999, a 33% drop from depreciation and amortization charges of $210,867 in the first nine months of 1998, primarily because some short-lived equipment became fully depreciated by the end of 1998. We depreciate substantially all of our capitalized assets using the straight-line method.

Interest expense was approximately the same the first nine months of 1999 as in the same period in 1998 but decreased for the quarter ended September 30, 1999, compared to the quarter ended June 30, 1999. The interest charges are from loans made to us by two of our directors during 1997 and 1998 to fund our continued operations. On July 1, 1999, we repaid a $75,000 loan from one of the directors. As a result, interest charges in the third quarter of 1999 were $3,938 compared to $5,625 in the second quarter. The remaining loan from a director has matured, and the interest and principal is due and payable in full. The lender has neither demanded repayment nor declared default in the loan, but he also have not waived his right to do so. The loan is secured by nearly all of our assets, including our wireless frequency licenses. If we are unable to renegotiate or settle this debt, the lender could demand repayment of the loan and foreclose on our property, in which case we would be unable to continue operations.

Results of Operations for the Twelve Months Ended December 31, 1998, as compared to the Twelve Months Ended December 31, 1997

We had a net operating loss for the year ended December 31, 1998, of $694,314, compared to an operating loss of $597,726 in 1997. Nearly all operating revenues in both years came from wireless cable TV subscriptions. Our operating revenues versus operating costs nearly broke even in fiscal 1997 but suffered substantial losses in 1998, as we began to reduce the wireless cable services that had produced our operating revenues. Operating revenues decreased by $28,777 (21%) to $106, 602 in fiscal 1998, from $135,379 in 1997. The decrease was mainly due to cancellations of service your wireless cable TV subscribers. At the same time, Operating expense rosebay $23,767 (17%) to $159,840 in 1998, compared to $136,073 in 1997. The increase was caused by costs, such as outside labor and consulting, associated with the start-up of our Internet services, which we began to offer in May 1998.

In 1997, we realized non-recurring, non-operating income of $313,717 from recovery of funds during the Chapter 11 bankruptcy case. This amount was more than twice our 1997 operating income, and it dramatically reduced our net loss. This payment, which is shown as Bankruptcy Recoveries on our statement of Operations for the year ended December 31, 1997, reduced the net loss for 1997 from $605,575 to $291,858.

In 1998, our total losses were $712,531, a $420,673 (144%) increase from 1997 losses of $291,858. The total 1997 pre-recovery loss of $605,575 was offset by the one time $313,717 gain for bankruptcy recoveries.


Liquidity and Capital Resources

Our financial statements for the years ended December 31, 1999 and 1998, contain a going concern qualification from our auditors. We emerged from bankruptcy in early 1998 and since then have continued to sustain operating losses. During the past two years, both during and after the Chapter 11 case, we have satisfied our working capital needs primarily through our financing activities including raising capital through sale of certificates of indebtedness, loans from our directors, and the exercise of warrants that were issued as part of the Plan. In order to continue as a going concern we must develop a profitable Internet access service. We probably must also raise additional equity capital for development and expansion, possibly in a public offering of securities. We believe that we have sufficient liquidity for the short term. We estimate that our existing reserves could provide about six months of operating capital, as of December 1999.

We believe that there are attractive companies in businesses similar to ours which we can acquire at reasonable prices and which will add to our net revenues, including other wireless cable operations. We made our first such acquisition in the third quarter of 1999. See, -- Recent Events -- Acquisition of Dibbs Internet. We have entered negotiations with other businesses to acquire them or enter into a business combination with them, though these negotiations have not been concluded. Acquisition of these businesses, possibly in exchange for stock or through a merger, is one potential source of increased revenue for us.

Since confirmation of the Mobile LLC Plan of Reorganization, our stockholders who acquired stock as part of the Plan and who were investors in the earlier partnership have exercised warrants that were distributed to those stockholders as part of the Plan. We have depended on the funds from exercise of these warrants to purchase our common stock for operating capital during the past year, and we expect that we will continue to depend on additional stock sales pursuant to exercise of warrants, for additional operating capital in the next year. In addition, we are exploring possible acquisitions of similar businesses with positive cash flow to improve our financial position. Failure to make successful and profitable acquisitions or to raise more capital from warrant exercises or may jeopardize our continued operations.

Secured loans from two of our directors in the principal amount of $250,000,plus accrued interest of $44,472, became due and payable on March 31 and May 21, 1999. One of the loans was repaid in July 1999, but the second loan of $175,000 remains due and unpaid. At September 30, 1999, accrued interest on this loan was $54,034. The director has not demanded repayment of the loan, but neither has he waived his rights to demand payment or declare a default. We are attempting to settle or renegotiate the loan, but if we are unable to settle or renegotiate, we could not repay it from our cash reserves without jeopardizing our capital reserves. The loan is secured by all of our property including our FCC licenses, which are essential to our continued operations.

We had total assets of $638,222 at September 30, 1999, $794,892 at December 31, 1998, and $1,259,046 at December 31, 1997. At September 30, 1999,
license acquisition costs represented $150,153 (24% of our total assets),compared to $532,000 (70% of our total assets) at December 31, 1998, because of our write down of those assets in 1999. License acquisition costs include costs incurred to develop or acquire our wireless cable licenses.
All of our licenses were acquired prior to January 2, 1998.

Under SFAS No. 121, we are required to periodically review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We implemented the provisions of this policy for the years ended December 31, 1998 and 1997.

After considering the Company's history of operating losses and the uncertainty of a continuation of future operating losses, changes in the Company's strategic direction, and certain industry factors, the Company determined that assets with a carrying value of $465,500 had been impaired at June 30, 1999, according to the provisions of SFAS No. 121,and wrote down the carrying value of such assets by $303,797 as of June 30, 1999, to their estimated fair value. Fair value was based on recent transactions in the wireless cable industry, including changes in the Company's use of these assets, and estimates of the future earnings from alternative uses for these assets.

At September 30, 1999, license acquisition costs had decreased by $381,847 to $150,153. This decrease represented amortization of these costs in the first nine months of 1999 of $78,050, and the impairment charge of $303,797.

Our inventory did not change materially from December 31, 1998 to September 30, 1999, because, after discontinuing new wireless cable TV service, we did not use a material amount of our installation materials. In addition, growth of our high speed Internet service has been slow, so we only used a few of our high speed modems, the cost of which was not material to our statements. Our prepaid expenses fell to $9,000 to at September 30, 1999, from $18,000 at December 31, 1998, (a 50% decrease), and deposits decreased to $11,400 at September 30, 1999 from $15,900 at December 31, 1998, as we continued to
amortize our prepaid lease expenses and lease deposits.   License acquisition
costs and organization costs continued to decrease in the first half of 1999 because of depreciation and amortization of those costs.


Operating Activities. For the year ended December 31, 1998, cash used in operating activities was $448,883, compared to cash used in 1997 operating activities of $20,191. In the second half of 1997, we received a payment of $313,717 from the former receiver for Mobile LLC, from funds which the receiver had previously received from Mobile LLC plus funds the receiver recovered from third parties on behalf of Mobile LLC. This payment, which is shown as Bankruptcy Recoveries on our Statement of Operations for the year ended December 31, 1997, dramatically reduced the net loss for 1997. No such recoveries were received in 1998.

For the nine months ended September 30, 1999, cash used in operating activities was $495,907, compared to $336,382 for the first nine months of 1998. Our operating loss rose in the first nine months of 1999 compared to 1998 because we took a $303,797 charge for impairment of our license acquisition costs and we increased operations and hired staff to ramp up our Internet business.

Investing Activities.

In the third quarter of 1999, we purchased Dibbs Internet Services, Inc., for $225,000 cash. Of that amount, we recorded $208,005 as goodwill, to be amortized over the next 3 years. This is the first such acquisition since we emerged from bankruptcy.

For both 1998 and 1997, investing activities were property and equipment purchases for Mobile, Alabama, operations to provide high speed Internet services through our MMDS microwave transmitters. We purchased $111,009 in property and equipment in 1997 but only $22,151 in 1998. The 1997 equipment included a Cybermanager, downstream router, four cards to expand capabilities, an ethernet switch, a modulator, and modems for customer services. In 1998 we added an Ascend router and a Sun server.

For the nine months ended September 30, 1999, we spent $31,941 to purchase additional equipment for our Internet service operations in Mobile, compared to $27,072 spent on equipment purchases in the same period in 1998. While first nine months' spending on equipment was up for 1999 compared to 1998, we expect overall property and equipment purchases and investing activities to be lower for the 1999 fiscal year than for fiscal 1998.

Financing Activities. In 1997, during the bankruptcy, we raised a total of $355,039 from financing activities. Sources of funds were the sale of debtor certificates ($53,150) cash loans from insiders ($175,000), and deferring prepetition liabilities ($126,889) associated with the bankruptcy filing.

In 1998, we raised an additional $417,836 from the issuance of warrants($156,986), sale of additional debtor certificates ($185,850), and cash loans from insiders ($75,000). These activities were partially offset by discharging $138,320 for prepetition liabilities. As a result, the net cash raised from financing activities decreased by $75,523 (21%) to $279,516 in1998, from $355,039 in 1997. Because of the lack of net revenues from operations, these financing activities were essential to our ability to meet expenses in 1997 and 1998.

In the first nine months of 1999, we raised another $872,624 from the exercise of warrants issued as part of the Plan. These funds were again used to meet operating expenses. In the first nine months of 1998, we raised $156,986 from the sale of warrants and we received a $75,000 loan from one of our directors. In July 1999, we repaid this loan.

Year 2000 Compliance

In general, Year 2000 issues relate to the way that many computer programs refer to dates and their ability to recognize dates after the end of 1999.
In 1999, we reviewed our information systems and non-information based, automated systems for Year 2000 compliance. We upgraded some software systems to resolve Year 2000 concerns at a total cost of about $6,650. Neither we nor our suppliers or customers have had any Year 2000 problems to date.


Item 3        Description of Property.

We rent approximately 7,000 square feet of office and warehouse space at 4123 Government Blvd., Mobile, Alabama, for a monthly rental of $2,800. The lease expires in March 2000, but we have the right to renew it for three successive three-year terms. We also lease the site for our transmitter for $1,000 per month, expiring in March 2000. See, Note 4 to our Financial Statements.

We lease the site for our transmitter, located at 7100 Lenardo Drive, Mobile, Alabama, subject to a five-year lease for $12,000 annually, expiring March 13, 2000.

All of our FCC frequency leases and licenses are located in the Mobile, Alabama, market. We lease the E Group (E-1, E-2, E-3, and E-4) frequencies from TV Communications Network, Inc., (TVCN), of Denver. We were not offered a second five year term on this lease when it expired earlier this year, and we are currently leasing the E Group from TVCN on a month to month basis for

$1,200 per month. We believe that we would be offered an equal opportunity Tobin on the E Group, should TVCN decide to sell them, but we cannot be sure that we would succeed in purchasing them. We own the licenses for three MDS frequencies in the H Group (H-1, H-2, and H-3). We acquired the H Group frequencies in 1997, using funds raised from the Mobile Wireless partners.

The remaining four MDS frequencies in Mobile are owned by an unaffiliated third party, and we do not have rights to use them.

We also lease the Mobile, Alabama, G Group of ITSF frequencies from the North American Catholic Educational Programming foundation, Inc. (NACEPH) for $1,000 per month. We are in our second five year term for this lease, which expires in August of 2002.

Item 4      Security Ownership of Certain Beneficial Owners and Management.

The following table contains information about the ownership our common stock, as of November 30, 1999, by stockholders who beneficially own more than 5% of our common stock, or who are our directors or executive officers. This information was given to us by the stockholders, and the numbers are based on definitions found in Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934. On September 30, 1999, 4,761,228 shares of our common stock were outstanding.


                                                  Shares Owned (1)
                                                  ----------------
           Shareholder                       Number             Percent
           -----------                       ------             -------
Monte Julius                                152,584              3.84%
Demetrios Tsoutsas (2)                      102,270              2.61%
Oscar Hayes                                 102,600              2.62%
Miles Wm. Humphrey, Jr.                     116,400              2.96%
Terry L. Hopkins                            140,344              3.57%
All directors and officers as a group
(5 persons)                                 614,198             15.60%

(1) Includes shares which the listed shareholder has the right to acquire within 60 days after September 30, 1999, from options or warrants. Each of the listed shareholders are directors who received the options listed below as compensation for their service as director in 1998. See, Directors' Compensation. Each of them also received the warrants listed below in exchange for their claims against Mobile Limited Liability Company as part of the Plan. The options and warrants are all currently exercisable, but the warrants expire on October 31, 1999.

                                        Options     Warrants      Total
                                        -------     --------      -----
     Monte Julius                       115,600      18,492      134,092
     Demetrios Tsoutsas                  75,000       8,250       83,250
     Oscar Hayes                         75,000      13,800       88,800
     Miles Wm. Humphrey, Jr.             75,000      20,700       95,700
     Terry L. Hopkins                    50,000      45,172       95,172
     All officers and directors
     as a group                         390,600     106,414      497,014

        Under SEC rules, we calculate the percentage ownership of each person who owns exercisable options by adding (1) the number of exercisable options for that person to (2) the number of total shares outstanding, and dividing that result into (3) the total number of shares and exercisable options owned by that person.

(2)     Includes shares owned by Mr. Tsoutsas' spouse.

Item 5  Directors, Executive Officers, Promoters and Control Persons.

Each of our directors became directors upon the confirmation of the Plan of Mobile Limited Liability Company which capitalized our Company in January 1998. The directors are divided into three classes, each serving staggered terms of up to three years.


Class of 2002

Terry L. Hopkins        Director    Ms. Hopkins, 52, has managed her private
                                    investments since 1991. She also serves on the Board of Directors of Pacific
                                    Diagnostic Technologies, Inc., an OTC-
                                    Bulletin Board company.

Class of 2001

Name                  Position      Biographic Information
----                  --------      ----------------------
Monte Julius          President,    Mr. Julius, who is 65, became involved
                      Director      with our Company as an investor in Mobile
                                    Wireless Partners in 1994. He was semi-retired prior to joining us, and since
                                    1981 he has owned and managed residential properties and operated a plastic tools manufacturer.

Demetrios Tsoutsas    Chairman of   Mr. Tsoutsas, 65, is owner and President
                      the Board of  of Melstrom Manufacturing Corporation,
                      Directors     engaged in military procurements as a
                                    prime contractor to the U.S. Department of Defense and various airframe manufacturers. He is founder, President, and C.E.O. of Super-Tech, L.L.C., a maker of machine parts under subcontracts with the U. S. Department of Defense and for private industry, since 1996. From 1975 to 1996, he founded and operated several companies in the military procurement industry, including D&A Electronics
                                    Manufacturing Company, Inc, and Ulysses,
                                    Inc.  He also founded Pluto Industries,
                                    Inc., an electro- mechanical product
                                    manufacturer, in 1975.  He received a
                                    degree in electrical engineering from the Greek Air Force Academy in 1954. He became involved with our Company as an investor in Mobile Wireless Partners and member of their management committee in 1994, and was also a director of Mobile
                                    LLC.

Class of 2000

Oscar Hayes           Secretary,   Mr. Hayes, 69, has owned and operated
                      Director      Hayes Appraisal in Albany, Georgia, since
                                    1986.

Miles Humphrey        Treasurer,   Mr. Humphrey, 79, has been retired since
                      Director      1992.  He owned and operated a chicken
                                    farming and egg production company,
                                    Beaver Valley Eggs, Inc., from 1971 until his 1992 retirement.

We do not have committees of the Board of Directors, and all Directors participate in decisions regarding compensation of management, including Mr. Julius, who is the Chief Executive Officer as well as a Director.

Item 6        Executive Compensation

Summary Compensation Table

The following table summarizes the compensation of our President for 1998.


                                          Long Term Compensation (1)
                                    -------------------------------------
                                                             Securities
                                      Restricted Stock       Underlying
                          Salary        Awards (2)          Options/SARs (3)
-----------------------------------------------------------------------------
Monte Julius, President   $12,000          $10,400              130,132


(1)     No market existed for our common stock during 1998.

(2) On December 18, 1998, Mr. Julius was awarded 14,532 restricted shares of common stock for his services. The Board of Directors valued these shares at $10,400, or $0.72 per share, on the date of the award.

(3) As part of the Plan, we agreed to award Mr. Julius options to purchase 115,600 shares of common stock at $0.25 per share pursuant to our stock award and long term incentive plan, which was adopted in December 1997, prior to confirmation of the Plan. In addition, on December 18, 1998, the Board of Directors awarded Mr. Julius 14,532 Class B Warrants with an exercise price of $0.25 per share, as compensation for his services.

Stock Options Granted in 1998

The following table summarizes the stock options that we granted to Mr. Julius during 1998 in compensation for his services. In addition to the options listed here, during 1998 Mr. Julius received warrants to purchase 18,492 shares of our common stock in exchange for his claims against Mobile Limited Liability Company, as part of the Plan.


                  Option/SAR Grants in Last Fiscal Year
----------------------------------------------------------------------------

               Number of        % of Total
               Securities       Options/Sars
               Underlying       Granted to      Exercise of
               Options/SARs     Employees in    Base Price     Expiration
               Granted (#)      Fiscal Year     ($/Sh)         Date
----------------------------------------------------------------------------
Monte Julius,    130,132            100%          $0.25        Jan. 9, 2000
President

Year End Stock Option Value

Mr. Julius did not exercise any stock options in 1998. We have not granted Mr. Julius any stock appreciation rights. At December 31, 1998, all of Mr. Julius' options to purchase our stock listed above were exercisable, including his warrants to purchase 18,492 shares of common stock that he received as part of the Plan. The following table describes the options held by Mr. Julius at year end, 1998.

           Aggregated Option Exercises in 1998 and 12/31/98 Option Values
----------------------------------------------------------------------------
                                               Number of
                                               Securities        Value of
                                               Underlying        Unexercised
                                               Unexercised       In-the-Money
                                               Options at        Options at
                                               12/31/98          12/31/98
                   Shares
                   Acquired on     Value       Exercisable/      Exercisable/
                   Exercise        Realized    Unexercisable     Unexercisable
----------------------------------------------------------------------------
Monte Julius,          0              $0          130,132            $32,533 1

1     There was no market for our common stock at the end of 1998 on which to base a valuation of Mr. Julius' shares at year end. We have valued the options at $.25 per share, which is their exercise price and was, in the opinion of the board of directors, their fair market value on the date of grant.

Directors' Compensation

Directors are reimbursed for their travel and related expenses to attend Board meetings. In 1998, we agreed to issue stock options to directors in compensation for their services, pursuant to our stock award and long term incentive plan. We paid no other compensation to our directors (other than Mr. Julius, as described above) in 1998. The following table lists the stock options granted to directors as compensation in 1998. All of these options are exercisable at $0.25 per share and expire on January 9, 2000. In addition to these options, each director also received warrants to purchase common stock as part of the Plan, in exchange for their claims against Mobile Limited Liability Company. See, Security Ownership of Certain Beneficial Owners and Management.

                                Number of Shares
                                Underlying Directors'
                                Options

Monte Julius                         115,600
Demetrios Tsoutsas                    75,000

                                Number of Shares
                                Underlying Directors'
                                Options

Oscar Hayes                           75,000
Miles Humphrey, Jr.                   75,000
Terry L. Hopkins                      50,000


Item 7       Certain Relationships and Related Transactions.

On May 21, 1997, Directors Oscar Hayes loaned $75,000 and Demetrios Tsoutsas loaned $100,000 to Mobile LLC, with interest at 9% and secured by a lien on all license agreements including our FCC licenses, contracts, accounts receivable, equipment leases and other choses in action and all of its equipment at its principal place of business in Mobile, Alabama. The Plan provides that these loans remain outstanding in the amount of the total debt, $175,000 secured by all of our property and equipment in Mobile, Alabama. The Plan provided that two debts were to be paid in full, in cash plus interest at the rate of 9% per annum, one month after confirmation of the plan. Mr. Hayes and Mr. Tsoutsas agreed to extend the loans for one year, to May 21, 1999, on the same terms. In addition, on March 31, 1998, Mr. Tsoutsas loaned us an additional $75,000 on the same terms, for one year, again secured by all of the Company's assets.

These loans became due and payable on March 31 and May 21, 1999. Accrued interest on these loans amounted to $54,034 at September 30, 1999. On July 1, 1999, we repaid the $75,000 principal of Mr. Hayes' loan, but $229,034 in principal and interest remains due and unpaid at September 30, 1999. Mr. Tsoutsas has not demanded repayment of the amount owed, but neither has heaved his rights to demand payment or declare a default. We are attempting to settle or renegotiate the loan, but if we are unable to settle or renegotiate, we could not repay them from our cash reserves without jeopardizing our capital reserves. The loan is secured by all of our property including our FCC licenses, which are essential to our continued operations.

Item 8       Legal Proceedings.

     None.


Item 9       Market for Common Equity and Related Stockholder Matters.

There is no current market for our common shares. We have contacted market makers regarding the possibility of making a market in our shares and of the market makers' entering quotations for the purchase and sale of the stock on the over-the-counter bulletin board, but to our knowledge, no quotations for the purchase or sale of our shares are being made as of the date of this Form 10-SB.

Item 10       Recent Sales of Unregistered Securities.

In 1997, the Bankruptcy Court authorized the sale of Certificates to raise new capital for the reorganized debtor pursuant to Section 364 of the Code. The Certificates were due two years from the Effective Date of the Plan and bore interest at 10% annually. On May 27, 1998, the Bankruptcy Court Clerk disbursed $242,043, representing proceeds from sales of the Certificates of $239,000, and interest income of $3,043 to the disbursing agent, who in turn wired the funds to our Company. A total of 120 individuals participated in the program. The Plan of Reorganization provided that the Debtor Certificate holders could, at their exclusive option, convert their debt at a conversion rate of one unit of equity for each $1 lent. A unit of equity consists of two shares of Common Stock and two Class A Warrants allowing the holder to purchase additional shares at $0.75 each. 118 holders opted to convert their certificates and two opted not to convert. On July 31, 1998, 466,000 shares of Common Stock and 466,000 "A" Warrants were issued to the 118 Certificate holders. Stock and Warrants issued to this group have no restrictions.

Under the Plan confirmed by the Bankruptcy Court in January 1988, we issued a Debtor Certificate to Mobile Wireless Partners for $225,000, to purchase the FCC license which we acquired in the reorganization. The Plan provided that the Debtor Certificate could be converted into 3,192,518 shares of common stock and 3,068,066 class B warrants. In the event of conversion of the debtor Certificates into the stock and warrants, Mobile Wireless Partners agreed by contract not to assign, pledge, transfer or otherwise dispose of the 3,192,518 shares of common stock and 3,068,066 warrants for one year from the date of conversion. 126,000 shares of common stock held no such restriction. When the Mobile Wireless Partners was dissolved in July 1998, the shares and warrants were issued and distributed to its partners. These shares and warrants were issued pursuant to Section 1145 of the Bankruptcy Code.

Section 1145 of the Bankruptcy Code exempts the original issuance of securities under a plan of reorganization from registration under the Securities Act of 1933, as amended ("Securities Act"), and state law. For the original issuance to be exempt, three principal requirements must be satisfied: (i) the securities must be issued by the debtor or its successor under a plan of reorganization, (ii) each recipient of the securities must hold a claim against the debtor, equity interest in the debtor or a claim for an administrative expense against the debtor, and (iii) the securities must be issued entirely in exchange for the recipient's claim against or equity interest in the debtor or "principally" in such exchange and "partly" for cash or property. Our Plan called for the Company to issue common stock in satisfaction of certain creditors' claims and certificates of indebtedness to equity holders in Mobile LLC in exchange for their equity interests. The certificates of indebtedness were convertible into 3,192,518 shares of common stock and 3,068,066 warrants to purchase common stock. The Company believes that the exemption from registration requirements provided by Section 1145 of the Bankruptcy Code applies with respect to the issuance of common stock to claimants and issuance of common stock upon conversion of the certificates of indebtedness, as well as for the warrants and the underlying common stock to be issued upon exercise of the warrants.


Although we believe that the subsequent distribution of our common stock by its recipients would be exempt from registration and not subject to a holding period in most circumstances, certain recipients of the securities - i.e. those recipients who may be deemed "underwriters" as defined under Section 1145(b) of the Bankruptcy Code - may be unable to resell such securities absent registration of the securities under the Securities Act and applicable state law, or absent exemption therefrom.

Section 1145(b) of the Bankruptcy Code defines four types of "underwriters":
(i) a person who purchases a claim against, an equity interest in, or a clamor administrative expenses against the debtor with a view to distributing any security received in exchange for such a claim or equity interest; (ii) a person who offers to sell securities authorized under a plan of reorganization for the holders of such securities; (iii) a person who offers to buy such securities from the holders of such securities, if the offer is
(a) with a view to distributing such securities, or (b) made under a distribution agreement; and (iv) a person who is an "issuer" with respect to the security, as the term "issuer" as defined in Section 2(11) of the Securities Act. An "issuer" includes any person directly or indirectly controlling or controlled by the debtor, or any person under direct or indirect common control with the debtor.

Whether a person is an "issuer", and therefore an "underwriter" for purposes of Section 1145(b) of the Bankruptcy Code depends on a number of factors. Such factors include (i) the person's equity interest in a company; (ii) the distribution and concentration of other equity interests in a company; (iii) whether the person is an officer or director of the company; (iv) whether the person, either alone or acting in concert with others, has a contractual or other relationship giving that person power over management policies and decisions of the company; and (v) whether the person actually has such power notwithstanding the absence of formal indicia of control. An officer or director of the company may be deemed a controlling person, particularly if his position is coupled with ownership of a significant percentage of voting stock. In addition, the legislative history of Section 1145 of the Bankruptcy Code suggests that a creditor with at least 20% of the securities of the debtor could be deemed a controlling person.

The Company's common stock issued to claimants pursuant to the Plan, absent underwriter status, should be freely transferable, although the Company recommends that potential recipients consult their own counsel with respect to their particular situation.

In addition to the issuance of actual common shares, warrants were issued to holders of Certificates of Indebtedness who converted their shares. The warrants carried an expiration date of May 31, 1999, which was subsequently extended to January 14, 2000. Each warrant entitles the holder to purchase one additional share of common stock per warrant at either $.75 or $1.00 per
share.   As with shares of common stock, the Company believes that such warrants are be freely transferable in the absence of a potential restriction as to "underwriters".

From the effective date of the Plan through February 22, 2000, shareholders exercised a total of 1,275,734 warrants pursuant to the Plan, including 409,955 A warrants and 967,268 B warrants. We received total consideration of $1,274,734 on the exercise of these warrants through that date. Although these warrants are transferrable, there is no market for the warrants, and we believe, based on our warrant transfer records, that almost all of the shares of stock issued pursuant to the exercise of warrants were issued to the warrant holders who originally received the warrants in the reorganization.


Item 11      Description of Securities.

We are authorized to issue up to fifty million shares of one class of common stock, par value $0.01 per share. On September 30, 1999, 4,761,230 shares of common stock were issued and outstanding.

Each shareholder of the Common Stock is entitled to one vote for each share of common Stock held on all matters to be voted on by shareholders. In the election of directors, shareholders may not cumulate votes (i.e., cast for any one or more candidates a number of votes greater than the number of shares) unless a shareholder has given notice of the intention to cumulate votes prior to the commencement of voting. If any shareholder has given notice of the intent to cumulate votes, then each shareholder has the right to give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of shares held by the shareholder, or distributing such number of votes among as many candidates as the shareholder sees fit.

Shareholders have no conversion rights, redemption rights, or sinking fund provisions. Shareholders are entitled to receive dividends, when declared by its board of directors, out of funds legally available therefore, subject to the restrictions set forth in the Alabama Statutes. If the Company were to liquidate, dissolve, or wind up, the holders of the Common Stock would be entitled to receive, pro rata, the net assets of the Company remaining after the Company satisfies its obligations with its creditors. Under Bylaw
Section 3.17, the Company has eliminated the potential liability of directors to it, and is also required to indemnify its directors against any liability for monetary damages, to the extent allowed by Alabama law. See, Indemnification of Directors and Officers. All outstanding shares of Common Stock are fully paid and not subject to further calls or assessments.

If we decide to issue additional shares of common stock from authorized, unissued shares, each shareholder has the preemptive right to purchase an amount of the shares to be issued equal to his pro rata number of shares, as a proportion of the total common shares outstanding. Our board of directors must provide a reasonable means to exercise each shareholder's preemptive rights as part of any decision to issue additional common shares. Shareholder preemptive rights apply not only to issuance of common shares but also to issuance of instruments that are convertible into or redeemable for common shares.

Item 12     Indemnification of Directors and Officers

Alabama law requires us to indemnify our directors, officers, agents, and employees against expenses when that person is successful in a legal proceeding which was brought by reason of the fact of their position with the Company. Alabama law authorizes us to indemnify a person if the person has acted in good faith and in a manner that the person believes to be in or not opposed to our best interests. In the case of a criminal proceeding, the person must also have had no reasonable cause to believe his or her conduct was unlawful. Our bylaws require that we must indemnify officers and directors where permitted by Alabama law, except that directors and officers may not be indemnified for negligence or misconduct in office.

Indemnification may be made only if ordered by a court or if authorized in specific case upon a determination that the applicable standard of conduct has been met. Such a determination may be made by a majority of our disinterested directors, by independent legal counsel, or by our shareholders. To obtain reimbursement for expenses in advance of the final disposition of any action, the person must agree to repay the amount if it is ultimately determined that the person is not entitled to be indemnified.

Our bylaws also provide that the directors may extend indemnification, where it is permitted under the standards in the preceding paragraph, to cover a good faith settlement of a legal proceeding, whether it has been formally instituted or not.

Our bylaws also permit us to purchase insurance to indemnify directors, officers, agents, and employees wherever indemnification is permitted by Alabama law. To date we have not purchased any such insurance.


Item 13      Financial Statements and Supplementary Data

Our financial statements are set forth on pages F-1, D-1, and P-1, et seq., of this Form 10-SB.

Item 14 Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 15      Financial Statements and Exhibits

Financial Statements

See, pages F-1, D-1, and P-1, et seq., included herein.

Exhibits   Description
---------  ------------

2.1 Plan of Reorganization and Disclosure Statement, In Re: Mobile Limited Liability Company d/b/a Mobile Wireless TV, Debtor, Case No. 397-37735-HCA-11, In Proceedings Under Chapter 11, U.S. Bankruptcy Court, Northern District of Texas, Dallas Division (November 6, 1997), incorporated by reference to the Company's Form 10-SB filed on June 29, 1999.

2.2 Agreement to Purchase Assets between Advanced Wireless Systems, Inc.,and Dibbs Internet Services, Inc., incorporated by reference to the Company's Form 8-K dated August 25, 1999.

2.3 Bill of Sale from Dibbs Internet Services, Inc., to Advanced Wireless Systems, Inc., incorporated by reference to the Company's Form 8-K dated August 25, 1999.

3.1 Articles of Incorporation of Advanced Wireless Systems, Inc., incorporated by reference to the Company's Form 10-SB filed on June 29, 1999.

3.2 Bylaws of Advanced Wireless Systems, Inc., incorporated by reference to the Company's Form 10-SB filed on June 29, 1999.

27.1       Financial Data Schedule

                                 Signatures

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Advanced Wireless Systems, Inc.

/s/ Monte Julius                                Date: March 10, 2000
----------------------------------
Monte Julius, President

                        ADVANCED WIRELESS SYSTEMS, INC.

                             TABLE OF CONTENTS


                                                                      Page
ADVANCED WIRELESS SYSTEMS, INC.
Report of Independent Auditors                                         F-2

Financial Statements for the Nine Months Ended September 30, 1999,
------------------------------------------------------------------
and the Years Ended December 31, 1998 and 1997
----------------------------------------------

  Balance Sheets                                                       F-4

  Statements of Operations                                             F-6

  Statements of Capital                                                F-7

  Statements of Cash Flows                                             F-8

  Notes to Financial Statements                                       F-10

FINANCIAL STATEMENTS OF THE ACQUIRED BUSINESS: DIBBS
INTERNET SERVICES, INC.

Report of Independent Auditors                                         D-1

Financial Statements for the Six Months Ended June 30, 1999,
------------------------------------------------------------
and the Years Ended December 31, 1998 and 1997
----------------------------------------------

  Balance Sheets                                                       D-3

  Statements of Operations                                             D-4

  Statements of Stockholders' Equity                                   D-5

  Statements of Cash Flows                                             D-6

  Notes to Financial Statements                                        D-7

PRO FORMA FINANCIAL INFORMATION

  Pro Forma Consolidated Balance Sheet of Advanced
  Wireless Systems, Inc. as of June 30, 1999 - Unaudited               P-1

  Pro Forma Consolidated Statements of Operations of
  Advanced Wireless Systems, Inc. for the Year Ended
  December 31, 1998 and for the six months ended
  June 30, 1999 - Unaudited                                            P-3

  Notes to Consolidated Pro Forma Financial Statements                 P-4
                                  - F-1 -

                         REPORT OF INDEPENDENT AUDITOR'S


To the Board of Directors and Shareholders
Advanced Wireless Systems, Inc.


We have audited the accompanying balance sheets of Advanced Wireless Systems, Inc. as of December 31, 1998 and 1997, and the related statements of operations, capital and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Advanced Wireless Systems, Inc., as of December 31, 1998 and 1997, and the results of its operations and cash flows for the years then ended, in conformity with generally accepted accounting principles.
                                  - F-2 -

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 to the financial statements, the Company has suffered recurring losses from operations. This factor raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 9. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

                                    BROWN ARMSTRONG RANDALL
                                    REYES PAULDEN & McCOWN
                                    ACCOUNTANCY CORPORATION



Bakersfield, California
April 3, 1999, except for notes 1, 4
and 13, whose date is February 28, 2000
                                  - F-3 -

                    ADVANCED WIRELESS SYSTEMS, INC.
                           BALANCE SHEETS
                      SEPTEMBER, 1999 (UNAUDITED)
                  DECEMBER 31, 1998 AND 1997 (AUDITED)



                                       September 30,        December 31,
                                      ---------------    ------------------

                                           1999          1998         1997
                                        (Unaudited)    (Audited)   (Audited)
                                        -----------    ---------   ---------

ASSETS
Current Assets
  Cash                                  $  100,944    $  56,168   $  247,686
  Accounts receivable, net                   2,608        2,608        1,933
  Prepaid expenses                           9,000       18,000            -
  Employee Advances                             50            -            -
  Inventories                               44,763       44,949       58,307
                                          --------     --------    ---------

    Total Current Assets                   157,365      121,725      307,926
                                          --------     --------    ---------

Fixed Assets, net of depreciation          114,681      115,078      227,496
                                          --------     --------    ---------

Other Assets
   Deposits                                 11,400       15,900       34,850
   License acquisition costs, net          150,153      532,000      665,000
   Intangibles, net                        204,623       10,189       23,774
                                          --------     --------    ---------

    Total Other Assets                     366,176      558,089      723,624
                                          --------     --------    ---------

    Total Assets                          $638,222     $794,892   $1,259,046
                                          --------     --------    ---------
                                          --------     --------    ---------
                                                               (Continued)
   The accompanying notes are an integral part of these financial statements.
                                   - F-4 -

                    ADVANCED WIRELESS SYSTEMS, INC.
                           BALANCE SHEETS
                      SEPTEMBER 30, 1999 (UNAUDITED)
                  DECEMBER 31, 1998 AND 1997 (AUDITED)

                                       September 30,        December 31,
                                      ---------------    ------------------
                                           1999          1998         1997
                                        (Unaudited)    (Audited)   (Audited)
                                        -----------    ---------   ---------

LIABILITIES AND CAPITAL
Liabilities
   Current Liabilities
     Debtor certificates                $    6,000     $  6,000     $  53,150
     Notes payable, related parties        175,000      250,000       175,000
     Postpetition liabilities                    -            -        61,500
     Prepetition liabilities subject
        to compromise                            -            -       138,320
     Accrued payroll taxes                   4,924        5,231         4,518
     Accrued interest payable               54,034       38,847         9,200
                                         ---------      -------       -------
     Total Current Liabilities             239,958      300,078       441,688
                                         ---------      -------       -------
Commitments and Contingencies                   -             -             -

     Total Liabilites                      239,958      300,078       441,688
                                         ---------      -------       -------

Capital
   Partners' Capital                             -            -       817,358
   Common stock, $.01 par value,
     50,000,000 shares authorized,
     4,761,230 and 3,832,009 shares
     issued and outstanding at
     September 30, 1999 and December
     31,1998, respectively                  47,612        38,320            -
   Additional paid in capital            2,032,356     1,169,024            -
   Accumulated deficit                  (1,681,704)   (  712,531)           -
                                         ---------      --------      -------
   Total capital                           398,264       494,814      817,358
                                         ---------      --------      -------

   Total Liabilities and Capital        $  638,222     $ 794,892   $1,259,046
                                         ---------      --------    ---------
                                         ---------      --------    ---------

   The accompanying notes are an integral part of these financial statements.
                                   - F-5 -

                        ADVANCED WIRELESS SYSTEMS, INC.
                          STATEMENTS OF OPERATIONS
          FOR NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 (UNAUDITED) AND FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 (AUDITED)

                               September 30,            December 31,
                           ---------------------    --------------------
                          1999         1998          1998          1997
                          (Unaudited)  (Unaudited)   (Audited)     (Audited)
                         -----------   -----------   ----------    ----------
REVENUES
  Service and other      $   90,689    $   76,150    $ 104,496     $ 135,379
  Installation                 -             -           2,106          -
                         -----------   -----------   ----------    ----------
Total Revenues               90,689        76,150      106,602       135,379
                         -----------   -----------   ----------    ----------
COSTS AND EXPENSES
  Operating                 123,548       142,112      159,840       136,073
  General and
   administrative           476,376       220,704      359,921       381,966
  Depreciation and
   amortization             140,953       210,867      281,155       215,066
  Provision for impairment
   of license acquisition
   costs                    303,797          -            -             -
                         -----------   -----------   ----------    ----------
Total Costs and Expenses  1,044,674       573,683      800,916      733,105

Net Loss from Operations    (953,985)    (497,533)    (694,314)    (597,726)

OTHER INCOME (EXPENSE)
  Interest income               -           2,230        2,230        2,800
  Interest expense           (15,188)     (15,335)     (20,447)     (10,649)
  Recovered funds,
   bankruptcy                   -            -            -         313,717
                         -----------   -----------   ----------    ----------
Total Other Income (Expense) (15,188)     (13,085)     (18,217)     305,868
                         -----------   -----------   ----------    ----------

Net Loss                 $  (969,173) $  (510,638) $  (712,531) $  (291,858)
                         -----------   -----------   ----------    ----------
                         -----------   -----------   ----------    ----------

Basic Loss Per Share     $      (.23) $      (.15) $     (.21)  $      (.09)
                         -----------   -----------   ----------    ----------
                         -----------   -----------   ----------    ----------

Weighted Average Number
    of Shares Outstanding 4,305,000     3,433,518     3,359,207    3,192,518
                         -----------   -----------   ----------    ----------
                         -----------   -----------   ----------    ----------
  The accompanying notes are an integral part of these financial statements.
                                  - F-6 -

                       ADVANCED WIRELESS SYSTEMS, INC.
                          STATEMENTS OF CAPITAL
         FOR SIX MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 (UNAUDITED) AND FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 (AUDITED)

                              Common         Additional   Accumu
                    Partners'  Stock    Par    Paid-In    lated
                    Capital    Shares   Value  Capital    Deficit    Total
                   ----------  -------  ------ ---------  ---------  ------

Balance,
 December 31, 1996 $1,109,216     -       -        -         -    $1,109,216
 Net Loss            (291,858)    -       -        -         -      (291,858)
                    ----------  ------- ------ ---------  ---------  -------
Balance,
 December 31, 1997    817,358     -       -        -         -       817,358

Recapitalization and
 conversion of Partnership
 Debtor Certificates to
 Common Stock        (817,350)3,192,518 31,925  785,433      -          -

Conversion of Debtor
 Certificates to Common
  Stock                  -      466,000  4,660  228,340      -       233,000
 Exercise of Class A
  Warrants for Common
  Stock                  -       66,020    660   48,855      -        49,515
 Exercise of Class B
  Warrants for Common
  Stock                  -      107,471  1,075  106,396      -       107,471

Net Loss                 -         -       -       -      (712,531) (712,531)
                    ----------  ------- ------ ---------  ---------  -------

Balance,
 December 31, 1998       -    3,832,009 38,320 1,169,024  (712,531)  494,814
                    ----------  ------- ------ ---------  ---------  -------
 Exercise of Class A
  Warrants for Common
  Stock                  -      226,379  2,264   167,520     -       169,784
 Exercise of Class B
  Warrants for Common
  Stock                  -      702,840 7,028   695,812     -        702,840

Net Loss                 -         -       -       -      (969,173) (969,173)
                    ----------  ------- ------ ---------  ---------  -------

Balance, September 30,
 1999 (unaudited) $     -    4,761,228$47,612 $2,032,356 $(1,681,704)$398,264
                  ========== ========= ====== ========== ============ =======

   The accompanying notes are an integral part of these financial statements.
                                    - F-7 -

                        ADVANCED WIRELESS SYSTEMS, INC.
                           STATEMENTS OF CASH FLOWS
          FOR SIX MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)
          AND FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 (AUDITED)

                               September 30,            December 31,
                           ---------------------    --------------------
                          1999         1998          1998          1997
                          (Unaudited)  (Unaudited)   (Audited)     (Audited)
                         -----------   -----------   ----------    ----------

CASH FLOWS FROM OPERATING
  ACTIVITIES
Net loss                 $ (969,173)   $ (510,638)   $ (712,531)   $(291,858)
Adjustments to reconcile
 net loss to net cash used
 in operating activities:
 Depreciation and
  amortization              140,953       210,867       281,155      215,066
 Provision for impairment
  of license acquisition
  costs                     303,797         -              -            -
 Changes in operating
  assets and liabilities:
    Employee advances          (50)         -              -            -
    Trade accounts
     receivable                 -           -             (675)        (533)
    Prepaid expenses          9,000         -          (18,000)       2,363
    Inventory                   186         -           13,358      (24,197)
    Deposits                  4,500         -           18,950        3,750
    Postpetition liabilities    -       (61,500)       (61,500)      61,500
    Accrued interest         15,187      24,535         29,647        9,200
    Accrued payroll taxes       307         354            713        4,518
                             -------    ---------      ---------    ---------
Net Cash Used in
 Operating Activities      (495,907)   (336,382)      (448,883)     (20,191)
                             -------    ---------      ---------    ---------

CASH FLOWS FROM INVESTING
 ACTIVITIES

Purchase of Dibbs Internet
 Services, Inc.             (225,000)      -              -             -
Purchases of property and
 equipment                  (31,941)    (21,072)       (21,151)    (111,009)
                             -------    ---------      ---------   ---------

Net Cash Used in Investing
 Activities                (256,941)    (27,072)       (22,151)    (111,009)

  The accompanying notes are an integral part of these financial statements.
                                  - F-8 -

                        ADVANCED WIRELESS SYSTEMS, INC.
                           STATEMENTS OF CASH FLOWS
          FOR SIX MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)
          AND FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 (AUDITED)

                               September 30,            December 31,
                           ---------------------    --------------------
                          1999         1998          1998          1997
                          (Unaudited)  (Unaudited)   (Audited)     (Audited)
                         -----------   -----------   ----------    ----------

CASH FLOWS FROM FINANCING
 ACTIVITIES
Proceeds from exercise of
 Common Stock Warrants      872,624       12,000      156,986        -
 Proceeds from sale of
   debtor certificates         -         185,850      185,850      53,150
Payments of Note Principal (75,000)         -            -            -
Proceeds from issuance of
 Notes                        -          75,000       75,000      175,000
Increase (decrease) in
 Prepetition Liabilities      -        (138,320)    (138,320)     126,889
                           ---------   ---------    ----------    ---------
Net Cash Provided by
 Financing Activities       797,624    (134,530)     279,516      355,039
                           ---------   ---------    ----------    ---------
Net Increase (Decrease) in
 Cash and Cash Equivalents   44,776    (228,924)    (191,518)     223,839

Cash and Cash Equivalents,
 beginning of period         56,168     247,686      247,686       23,847
                           ---------   ---------    ----------    ---------
Cash and Cash Equivalents,
 end of period            $ 100,944    $ 18,762     $ 56,168     $ 247,686
                           ---------   ---------    ----------    ---------
                           ---------   ---------    ----------    ---------

NONCASH TRANSACTIONS:

Conversion of Debtor
 Certificates to Common
 Stock                         -           -       $1,050,358     $    -
                           ---------   ---------    ----------    ---------
                           ---------   ---------    ----------    ---------
  The accompanying notes are an integral part of these financial statements.
                                    - F-9 -

                        ADVANCED WIRELESS SYSTEMS, INC.
                       NOTES TO THE FINANCIAL STATEMENT
                          DECEMBER 31, 1998 (AUDITED)
                         SEPTEMBER 30, 1999 (UNAUDITED)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Mobile Limited Liability Company (the Debtor) was a Nevada limited liability company formed on April 25, 1994 for purposes of acquiring and operating certain FCC licenses in the Mobile, Alabama area. The majority interest member of the LLC was a similarly named general partnership, Mobile Wireless Partners (Partners) comprised of 1,094 partners, with a 94.5% interest in the Debtor. Pursuant to the Plan of Reorganization filed by Mobile Wireless, LLC, Advanced Wireless Systems, Inc. was created and emerged from Bankruptcy on January 8, 1998 as the Reorganized Debtor (collectively, called the Company). The Company succeeded to the LLC's assets, liabilities, and operations. Additionally, the Plan included the acquisition by the Company of the Partners' FCC License in exchange for 3,192,518 shares of the Company's common stock, 3,068,066 B Warrants exercisable on a 1 for 1 basis for the Company's common stock, and the extinguishment of an intercompany loan from partners totaling $100,000 was accounted for as a conversion to common stock. The License has been recorded by the Company at the Partners' historical cost basis which was $225,000. In substance, the reorganization and asset transfer and resulting combination between Partners and the Company is a change in legal organization, but not a change in entity. The transfer of the license and elimination of intercompany receivable, representing all assets of the Partners, in exchange for all outstanding shares in the newly formed corporation is deemed a transfer of net assets between entities under common control. Accordingly, the assets transferred have been accounted for at historical cost in a manner similar to that in a pooling of interest.
The Partnership had no prior results of operations. As such, results of operations on a combined basis represent the activities of Mobile LLC during those periods.

The Company is an established provider of wireless television service in the Mobile, Alabama market, primarily serving rural and outlying areas where the delivery of traditional land-based cable television service is impractical. The Company recently acquired the technology to provide high speed Internet access through its existing broadcast frequencies and is beginning to develop a base of service for these users, as well as continuing to provide wireless television service to the existing market.

Reorganization

On August 23, 1997, the Debtor filed a Petition with the United States Bankruptcy Court in the Northern District of Texas, for relief under Chapter 11 of the U.S. Bankruptcy Code, Case Number 397-37735-HCA-11. Under Chapter 11, certain claims against the Company in existence prior to the filing of the petition for relief under the Federal bankruptcy laws were stayed while
                                   - F-10 -
the Company continued business operations as Debtor-in-Possession.  On
October 18, 1997, the Bankruptcy Court further authorized the issuance and sales of up to $1,000,000 in Certificates of Indebtedness to raise new capital for the Company pursuant to Section 364(c) of the Code. On November6, 1997, the Company filed a proposed Plan of Reorganization (the Plan). Under the Plan, a new corporation would be formed such that, upon confirmation of the Plan, all assets and liabilities of the Debtor would be assumed by the corporation, and all equity interests in the Debtor would be extinguished.
The resulting reorganized debtor, Advanced Wireless Systems, Inc., would carry on the business activities of the Debtor. On January 8, 1998, the Bankruptcy Court confirmed the Company's Plan, which provided for the following:

Prepetition liabilities subject to compromise - These unsecured claimants may have portions of their claims rejected. Pursuant to the Plan, creditors with claims less than $1,000 will be paid in full by the Company following confirmation. Creditors with claims in excess of $1,000 will either be paid an amount agreed to by the parties in interest, or may elect to receive shares of the Company's common stock in lieu of payment. All liabilities within this category have been discharged as of December 31,1998.

Postpetition liabilities - These amounts include professional fees, costs of administration, wage and tax claims, and certificate of indebtedness note holders. Claimants for professional fees and certificate holders may elect to receive shares of the Company's common stock in lieu of payment. All liabilities within this category have been discharged as of December 31, 1998.

Management Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenues from wireless subscription services are recognized monthly upon billing. Initial hookup revenue is recognized to the extent of direct selling costs incurred. To date, direct selling costs have exceeded installation revenues. Revenues from Internet services are recognized monthly upon billing.

Inventory

Inventories consist of high speed modems held for resale and installation materials, including antennas, cabling, and various other hardware and parts. Inventory is stated at the lower of cost(first in, first out) or market.
                                 - F-11 -

Provision has been made for overstocked, slow moving, and obsolete inventory.

Depreciation

Property and equipment are carried at cost and depreciated on a straight-linear basis over their estimated useful lives, ranging from 2.5 to 15 years. Maintenance and repair costs are charged to expense as incurred; major renewals and betterments are capitalized. Subscriber installation costs are capitalized and amortized over a 2.5 year period, the approximate average subscription term of a subscriber. The costs of subsequently disconnecting and reconnecting are charged to expense in the period incurred.

Amortization of Intangibles

Amortization of intangibles is calculated using the straight-line method. Amortization lives are as follows:

Goodwill                                 3 years
Organization costs                       5 years
Non-compete agreement                    2 years

Amortization expense related to these assets totaled $16,071 and $7,642(unaudited), and $13,585 and $13,585 (audited) at September 30, 1999 and 1998, and December 31, 1998 and 1997, respectively.

License Acquisition Costs

License acquisition costs include costs incurred to lease wireless cable licenses issued by the Federal Communications Commission (FCC), including channel lease acquisition costs. In past years, these costs were deferred and amortized ratably over 15 years. In 1997, the Company revised the deferral period from 15 years to 5 years. The revision decreased net income and increased net loss per share for the year ended December 31, 1998 by approximately $78,000 and $.02 per share, respectively. In the second quarter of 1999, the Company determined that assets with a carrying value of $465,500 were impaired according to the provisions of SFAS No. 121, Accounting for the Impairment of
Long-Lived Assets and for Long-Lived Assets to be Disposed of. Fair value was determined based on recent transactions in the wireless cable industry, including changes in the Company's use of these assets as indicated by the decision to discontinue new installations for wireless cable television service in early 1999, as well as estimates made in the second quarter of the future earnings from alternative uses for these assets such as high-speed Internet access. Accumulated amortization related to these costs was $371,050 and $259,750 at September 30, 1999 and 1998 (unaudited) and $293,000 and $160,000 at December 31, 1998 and 1997, respectively (audited).
                                 - F-12 -
and 1998 (unaudited), and $293,000 and $160,000 at December 31, 1998 and
1997, respectively (audited).

Marketing and Direct Selling Costs

Marketing and direct selling costs are expensed as incurred. These costs totaled $23,279 and $7,035 at September 30, 1999 and 1998, respectively(unaudited) and $12,612 and $4,961 at December 31, 1998 and 1997, respectively (audited).

Fair Value of Financial Instruments

The carrying value of cash, receivables, and accounts payable approximates fair value due to the short maturity of these instruments. In management's opinion, the carrying value of notes payable and other short-term debt also approximates fair value.

The fair value of the Company's notes payable and other short-term debt is estimated based on the rate of return, adjusted for risk, received by purchaser's of the Company's debtor certificates, as the certificates represented the best estimate of the Company's cost to borrow on an arms-length, unsecured basis. The adjustment to the rate of return for the secured, related party notes payable as derived by comparing secured and unsecured US government obligations, was not material.

Impairment of Long-Lived Assets (SFAS 121)

In March 1995, the FASB issued SFAS No. 121 Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, which requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The new standard is effective for fiscal years beginning after December 15, 1995.

As discussed in Note 12, the Company has recorded a prior period adjustment to reflect impairment of its license acquisition costs at December 31, 1997,which had not been properly reported in the Company's financial statements at that date. The Company has reviewed all long-term assets for impairment and the current carrying values of those assets properly reflect the impairment valuations, if any, as of September 30, 1999.

Common Stock

The Company has authorized 50,000,000 shares of $.01 par value common stock. Each share entitles the holder to one vote. There are no dividend or liquidation preferences, participation rights, call prices or dates, conversion prices or rates, sinking fund requirements, or unusual voting rights associated with these shares.
                                 - F-13 -

Warrants

Warrants to purchase up to 2,226,029 shares of Common Stock of the Company, issued pursuant to the Plan of Reorganization and in conjunction with the conversion of Debtor Certificates, were outstanding at November 30, 1999. The warrants issued by the Company include A and B warrants having an exercise price of $.75 and $1, respectively. All outstanding warrants had original expirations of May 31, 1999, but were subsequently extended until January 14, 2000.

Income Taxes

Deferred income taxes reflect the impact of temporary differences between the assets and liabilities recognized for financial reporting purposes and amounts recognized for tax purposes. There are no provisions for income taxes for the years ended December 31, 1998 and 1997, as the Company experienced losses. Management has established a complete allowance for the deferred tax asset arising from possible future utilization of operating losses. 1998 was the first year in which the Company would report taxes as a corporation.

Earnings Per Share (SFAS 128)

In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 128 (SFAS 128), Earnings Per Share, which was adopted by the Company for the year ended December 31, 1997. SFAS 128 replaces the presentation of primary earnings per share with presentation of basic earnings per share based upon the weighted average number of common shares for the period. It also requires dual presentation of basic and diluted earnings per share for companies with complex capital structures. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Warrants to purchase shares of common stock were not included in the computation of loss per share as the effect would be antidilutive. As a result, the basic and diluted earnings per share amounts are identical.

Stock-based Compensation (SFAS 123)

In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, Accounting for Stock-Based Compensation. This statement applies to the financial statements for fiscal years beginning after December 15, 1995. It defines a fair value based method of accounting for an employee stock option or similar equity instrument.

However, it also allows an entity to continue to measure compensation costs for those plans using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employees. Under the fair value based method, compensation costs is measured at the
                                  - F-14 -
grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. Under the intrinsic value based method, compensation costs are the excess, if any, of the quoted market price of the stock at grant date or other measurement date over the amount an employee must pay to acquire the stock.
The Company has elected to account for stock-based compensation under APB Opinion No. 25. The provisions of this statement have been implemented for the year ended December 31, 1998.

New Accounting Pronouncements

In June 1997, the FASB issued Statement of Financial Accounting Standards No.130 (SFAS 130), Reporting Comprehensive Income. This statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS 130 has been adopted by the Company for the period ended December 31, 1997, which had no material effect on the accompanying financial statements.

In June 1997, the FASB issued Statements of Financial Accounting Standards No.131 (SFAS 131), Disclosures about Segments of an Enterprise and Related information. The statement requires the Company to report income/loss, revenue, expense and assets by business segment including information regarding the revenues derived from specific products and services and about the countries in which the Company is operating. The Statement also requires that the Company report descriptive information about the way that operating segments were determined, the products and services provided by the operating segments, differences between the measurements used in reporting segment information and those used in the Company's general-purpose financial statements, and changes in the measurement of segment amounts from period to period. SFAS 131 has been adopted by the Company for the period ended December 31, 1997, which had no material effect on the accompanying financial statements or required disclosures.

In April 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (AcSEC) issued Statement of Position (SOP) 98-5, Reporting on the Costs of Start-up Activities. SOP 98-5 establishes standards for the reporting and disclosure of start-up costs, including organization costs. The Company adopted SOP 98-5 on January 1, 1999. The Company believes that the adoption of this statement will not have a material effect on the Company's financial position or results of operations.

Unaudited Interim Periods Ended September 30, 1999 and 1998

The accompanying financial statements include unaudited financial information for the nine month periods ended September 30, 1999 and 1998. In the opinion of management, the accompanying unaudited financial statements include all
                                - F-15 -
adjustments, consisting only of normally recurring adjustments, necessary to present fairly the Company's financial position and the results of its operations and cash flows for the periods presented. The results of operations for the three month period is not, in management's opinion, indicative of the results to be expected for a full year of operations.

Reclassifications

Certain reclassifications have been made to the 1998 and 1997 financial statements to conform with the 1999 financial statement presentation. Such reclassifications had no effect on net income as previously reported.

NOTE 2 - INVENTORIES

Inventories consist of the following:

                              September 30,            December 31,
                              ------------             ------------
                                 1999               1998           1997
                               (Unaudited)         (Audited)      (Audited)
                            -----------------      ----------     ---------

Inventory held for resale       $ 24,195            $ 24,195       $ 30,875
Installation materials            20,568              20,754         27,432
                            -----------------      ----------     ---------
                                $ 44,763            $ 44,949       $ 58,307
                            -----------------      ----------     ---------
                            -----------------      ----------     ---------

NOTE 3 - FIXED ASSETS

Furniture and equipment are summarized as follows:

                              September 30,            December 31,
                              ------------             -----------
                                 1999               1998           1997
                               (Unaudited)         (Audited)      (Audited)
                            -----------------      ----------     ---------

  Cost:
    Machinery and equipment   $ 612,622            $ 566,486      $ 561,210
    Furniture and fixtures       21,801               21,801         21,301
    Auto and trucks               5,325                5,325          5,325
    Subscriber installation
     costs                       38,160               47,700         72,504
    Accumulated depreciation   (563,227)            (526,234)      (432,844)
                            -----------------      ----------     ---------
                            $   114,681            $ 115,078      $ 227,496
                            -----------------      ----------     ---------
                            -----------------      ----------     ---------
                                   - F-16 -

NOTE 4 - INTANGIBLES

Intangibles consist of the following:

                              September 30,            December 31,
                                 1999               1998           1997
                               (Unaudited)         (Audited)      (Audited)
                            -----------------      ----------     ---------

Purchased goodwill          $   208,005           $    -          $   -
Organization costs               67,926              67,926         67,926
Non-compete agreement             2,500                -              -
Accumulated amortization        (73,808)            (57,737)       (44,152)
                            -----------------      ----------     ---------
                            $   204,623           $  10,189       $ 23,774
                            -----------------      ----------     ---------
                            -----------------      ----------     ---------
 NOTE 5 - OPERATING LEASES

The Company leases office and warehouse space subject to a six year lease, expiring March 29, 2000. The lease provides for monthly lease payments of $2,800, and extends the option to renew the lease for three successive three-year terms. Upon execution of the lease, the Company delivered $33,600 to the Lessor as deposit for the sixth year's base payments, or as security in the event of default. In late 1998, the Company negotiated with the Lessor to allow the Company to apply its security deposit toward the monthly rent at the rate of $1,500 per month, while only requiring the Company to make monthly cash payments of the remaining $1,300. Accordingly, the prepaid portion of the deposit has been reclassified to a prepaid asset at the balance sheet date, and will be amortized to expense over the next 12 months.

The Company leases the site for its transmitter subject to a five-year lease expiring March 13, 2000. The lease provides for monthly payments of $1,000.

The Company leases four Instructional Television Fixed Service (ITFS) programming channels, referred to as the E Block, subject to a five-year lease term expiring May 9, 1999. The base provides for monthly base payments of $2,000, and extends the option to renew the lease for successive five-year terms. In May 1999, the Company renewed the lease at a reduced lease rate of $1,200 per month for an additional five years.

The Company leases four Multipoint Distribution Service (MDS) programming channels, referred to as the G Block subject to an initial five-year term, with an automatic five year renewal term, having been renewed on March 22, 1996, and expiring on March 22, 2001. The base provides for monthly lease payments of $1,000. At lease expiration, the Company has the first right of refusal to negotiate a new lease agreement for the channels.
                                 - F-17 -

As discussed in Note 1, amounts paid by the Company to acquire the channel leases have been capitalized as license acquisition costs and are being amortized over 5 years. Amortization expense related to these assets totaled $78,181 and $41,250 for the nine months ended September 30, 1999 and 1998, and $68,585 and $104,241 for the years ended December 31, 1997 and 1998,respectively. The monthly lease payments are expensed, and totaled $26,000 and $30,000 at September 30, 1999 and 1998, respectively (unaudited) and $33,000 and $36,000 at December 31, 1998 and 1997, respectively (audited).Other rents totaled $25,225 and $26,815 at September 30, 1999 and 1998, respectively (unaudited), and $44,498 and $45,600 at December 31, 1998 and 1997, respectively (audited).

Future minimum lease payments under the Company's operating leases are as follows:

1999                                 $   74,400
2000                                     37,800
2001                                     17,400
2002                                     14,400
2003                                     14,400
Thereafter                                3,600
                                       ---------
                                       $162,000
                                       ---------
                                       ---------

NOTE 6 - NOTES PAYABLE, RELATED PARTIES

Notes payable consist of two notes from two individuals who are officers and directors of the Company. The notes are secured by liens on all license agreements, channel leases, contracts, accounts receivable, equipment leases, and all additions replacements, machinery, parts and goods used by the Company in the operations of its business. The original notes bore interest at 12%, however, the Plan of Reorganization subsequently amended the terms of repayment providing for interest to accrue at 9%. The balance sheets at September 30, 1999, and December 31, 1998 and 1997, reflect accrued interest payable on these notes of $54,034, $38,847 and $9,200, respectively.

NOTE 7 - DEBTOR CERTIFICATES

As discussed in Note 1, on October 18, 1997, the Bankruptcy Court authorized the issuance and sales of up to $1 million in Certificates of Indebtedness to raise new capital for the reorganized debtor pursuant to Section 364 of the Code. The Certificates were due two years from the Effective Date of the Plan, and bore interest at 10% annually. On May 27, 1998, the Bankruptcy Court Clerk disbursed $242,043, representing proceeds from sales of the Certificates of $239,000, and interest income of $3,043 to Sid Diamond, Esq. (The disbursing agent) who in turn wired the funds to the Company. A total of 120 individuals participated in the program. The Plan of Reorganization provided that the Debtor Certificate holders could, at their exclusive
                                  - F-18 -
option, convert their debt at a conversion rate of one unit of equity for each $1 lent. A unit of equity consists of two shares of Common Stock and two Class A Warrants allowing the holder to purchase additional shares at $0.75 each. 118 holders opted to convert their certificates and two opted not to convert. On July 31, 1998, 466,000 shares of Common Stock and 466,000 "A" Warrants were issued to the 118 Certificate holders. Stock and Warrants issued to this group have no restrictions.

As discussed in Note 1, The Plan of Reorganization also provided that the debtor would purchase from Mobile Wireless Partners certain MDS licenses issued by the FCC and owned by the Partnership. The Company agreed to purchase these licenses, referred to as the H Block for $225,000. This transaction was effective the date of confirmation. The Plan of Reorganization also provided that the Company would issue a Debtor Certificate to Mobile Partners in a like amount of the purchase price pursuant to Section 364 of the Bankruptcy Code. The plan further provided that the Debtor Certificate could be converted into 3,192,518 shares of Common shares at a stated value of $1 each, and 3,068,066 Class B Warrants allowing the holder to purchase additional shares at $1.00 each for a period of 1 year. In the event of conversion of the Debtor Certificate into the stock and warrants, the Partnership agreed by contract not to assign, pledge, transfer or otherwise dispose of the 3,192,518 shares of Common Stock and 3,068,066 warrants for one year from the date of conversion. 126,000 shares of Common Stock held no such restriction. Further the shares and warrants to be issued could only be issued to the partners upon dissolution of the Partnership. The Partnership was dissolved on July 15, 1998 and pursuant to the winding up of the partnership, the shares and warrants were issued and distributed to the Partners.

NOTE 8 - STOCK OPTION PLANS

On December 11, 1997, the Company's Board of Directors approved an Incentive Stock Option Plan for employees, officers, and directors. The plan provides for the issuance of a maximum of 1,000,000 shares of the Company's common stock, issuable at the discretion of the Board of Directors, as indicated in the Plan. As of December 31, 1998, no common stock had been issued under the Company's stock option plan.

Also on December 11, 1997, the Board of Directors authorized the issuance of 365,600 options to officers and directors of the Company, exercisable at $.25 per share for an option term of two years. At December 31, 1998, none of these options had been issued or exercised.

The Plan further reserved 350,000 shares of common stock to be granted in the future at an exercise price of $.25 per share.
                                    - F-19 -

NOTE 9 - SUBSEQUENT EVENTS

As of November 30, 1999, shareholders had exercised a total of 1,308,036 Warrants issued pursuant to the Plan of Reorganization. The exercised warrants included 409,955 A Warrants, and 898,082 B Warrants for a total of $1,205,548.

In the first quarter of 1999, management made the decision to suspend new installations of wireless cable television service based on the current costs of these installations, which management believes exceed the anticipated subscriber revenues. This suspension will remain in effect until management can evaluate alternatives for performing the installations in a more cost-effective manner.

NOTE 10 - GOING CONCERN

As discussed in Note 1, the Company has emerged from Chapter 11 Bankruptcy. The Company's ability to continue as a going concern depends, in part, on its ability to develop new markets for its MDS frequencies including, but not limited to, high speed Internet access, and to raise new capital through public offerings of the Company's stock. There can be no assurance that the Company will successfully develop new markets for its services, or that sales of the Company's stock will generate sufficient working capital to offset operating losses.

NOTE 11 - INCOME TAXES

Under SFAS 109, deferred tax assets or liabilities are computed based on the temporary differences between financial statements and income tax bases of assets and liabilities using the enacted marginal income tax rate in effect for the year in which the differences are expected to reverse. Deferred income tax expenses or credits are based on the changes in the deferred income tax assets or liabilities from period to period. At December 31, 1998, the Company had federal and state net operating loss carryforwards available of approximately $683,771 which will expire in year 2013.

The approximate tax effect of temporary differences which gave rise to significant deferred tax assets at December 31, 1998, are as follows:

Net operating losses                        $ 266,670

Deferred tax assets
valuation allowances                         (266,670)
                                             ---------
Net deferred tax assets                      $   -
                                             ---------
                                             ---------

A deferred asset of $266,670 has been provided for the $683,771 loss carryforward that expires primarily in 2013. A valuation allowance of $266,670 has been provided to reduce the asset to the amount of tax benefit management believes it will more likely than not realize. As time passes,
                              - F-20 -
management will be able to better assess the amount of tax benefit it will realize from using the carryforward.

The reconciliation of income tax computed at the U.S. federal statutory tax rates to income tax benefit for the year ended December 31, 1998, is as follows:

Tax at U.S. statutory rates                          (34%)
State income taxes, net of federal tax benefits       (5%)
                                                     -----
                                                       39%
                                                     -----
                                                     -----
Income tax benefit not recognized                      39%
                                                     -----
                                                       -
                                                     -----
                                                     -----
NOTE 12 - PURCHASE COMMITMENTS

The Company has entered into a series of noncancellable agreements to purchase entertainment programming for rebroadcast which expire through 2000. The agreements generally require monthly payments based upon the number of subscribers to the Company's systems, subject to certain minimums. Such expenses totaled $39,130 and $48,862 for the nine months ended September 30, 1999 and 1998, respectively (unaudited), and $65,149 and $85,737 for the years ended December 31, 1998 and 1997, respectively (audited).

The Company does not expect future costs of entertainment programming to be consistent with prior costs as these costs are based on the number of monthly subscribers, which has been declining. The Company expects its future entertainment programming costs to decrease, consistent with the decline in its cable subscriptions.

NOTE 13 - BUSINESS ACQUISITIONS

On August 25 ,1999, Advanced Wireless Systems, Inc. (the Company) purchased all of the assets of Dibbs Internet Services, Inc. (Dibbs), an Alabama corporation, an Internet service provider in Mobile, Alabama, for a purchase price of $225,000. Dibbs provided Internet services to approximately 730 Internet customers in the Mobile metropolitan area via dial-in telephone line access. The Company will continue offering Dibbs customers the telephonic Internet service that they have now, and will also offer them the opportunity to convert to use of high speed wireless Internet service. The statement of operations at September 30, 1999, includes the results of operations of Dibbs after August 25, 1999.

The Company acquired the Dibbs assets used in the operation of its Internet service, including its equipment, software, and the right to use the Dibbs trade name, for $225,000 cash, paid in full on August 25, 1999, to Dibbs and
                                 - F-21 -
its sole shareholder and president, Diane Summers. The Company did not assume any liabilities of Dibbs in the transaction. The purchase price has been allocated as follows:

Property and Equipment                          $    14,495
Non-compete agreement                                 2,500
Goodwill                                            208,005
                                                 ----------
Total                                           $   225,000
                                                 ----------
                                                 ----------

Purchased Goodwill will be amortized on the straight-line basis over 3 years.

The following unaudited pro forma information presents a summary of results of operations of the Company and Dibbs as if the acquisition occurred at the beginning of the fiscal year for each of the periods presented:

                                       Nine Months Ended (Unaudited)
                                       -----------------------------
                                    September 30,              December 31,
                                        1999                        1998
                                    ------------               ------------

Total revenues                       $  233,025                  $ 223,284
Net Loss                             $ (967,614)                 $(532,465)
Basic earnings per share             $     (.22)                 $    (.16)

In management's opinion, the unaudited pro forma information is not necessarily indicative of actual results that would have occurred had the acquisition been consummated at the beginning of the fiscal periods or of future operations of the combined activities.
                                   - F-22-

                        INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Advanced Wireless Systems, Inc.


We have audited the accompanying balance sheets of Dibbs Internet Services, Inc. (the acquired business) as of December 31, 1998 and 1997, and for the six months ended June 30, 1999, and the related statements of operations, stockholder's equity and cash flows for the years and six months then ended, acquired by Advanced Wireless Systems, Inc. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying financial statements were prepared as described in Note 1 for the purpose of complying with certain rules and regulations of the Securities and Exchange Commission (SEC) for inclusion in certain SEC regulatory reports and filings.
                               - D-1 -

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the acquired business described in Note 1 as of December 31, 1998 and 1997, and June 30, 1999 and the results of its operations and cash flows for the periods then ended, in conformity with generally accepted accounting principles.

                                            BROWN ARMSTRONG RANDALL
                                            REYES PAULDEN & McCOWN
                                            ACCOUNTANCY CORPORATION

Bakersfield, California
January 25, 2000
                                  - D-2 -

                        DIBBS INTERNET SERVICES, INC.
                                BALANCE SHEETS
                         DECEMBER 31, 1998 AND 1997
                              AND JUNE 30, 1999


                                   June 30,    December 31,   December 31,
                                    1999          1998           1997
                                  ---------    -----------    -----------
ASSETS

Current Assets
  Cash                            $    -       $     896      $    3,648
                                  ---------    -----------    -----------
Fixed Assets
  Property and equipment            122,629       122,629        105,201
  Accumulated depreciation          (52,154)      (41,202)       (21,152)

    Total Fixed Assets               70,475        81,427         84,049
                                  ---------    -----------    -----------

    TOTAL ASSETS                  $  70,475    $   82,323     $   87,697
                                  ---------    -----------    -----------
                                  ---------    -----------    -----------

LIABILITIES AND STOCKHOLDER'S EQUITY
Current Liabilities
  Bank overdraft                  $     282    $     -        $     -
  Operating advance - related party   2,301        11,964         22,528
                                  ---------    -----------    -----------
    Total Current Liabilities         2,583        11,964         22,528
                                  ---------    -----------    -----------
Stockholder's Equity
  Common stock                        1,000         1,000          1,000
  Retained earnings                  66,892        69,359         64,169
                                  ---------    -----------    -----------
    Total Stockholder's Equity       67,892        70,359         65,169
                                  ---------    -----------    -----------
    TOTAL LIABILITIES AND
      STOCKHOLDER'S EQUITY       $   70,475    $   82,323     $   87,697
                                  ---------    -----------    -----------
                                  ---------    -----------    -----------
  The accompanying notes are an integral part of these financial statements.
                                      - D-3 -

                           DIBBS INTERNET SERVICES, INC.
                             STATEMENTS OF OPERATIONS
                   FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                     AND FOR THE SIX MONTHS ENDED JUNE 30, 1999

                           Six Months
                            Ended           Year Ended      Year Ended
                           June 30,         December 31,    December 31,
                            1999               1998            1997
                           -----------      ------------    ------------

Internet Revenues         $   98,580        $   183,164    $     139,943
                           -----------      ------------    ------------

Costs and Expenses
  Phone lines                 35,792             65,486           41,507
  Port charges                14,566             29,155           26,273
  Technical support and labor  5,902              9,718            2,931
  Depreciation                10,952             20,050           15,433
  General and administrative   6,498             12,630            6,568

    Total Costs and Expenses  73,710            137,039           92,712

Net Income from Operations    24,870             46,125           47,231

Other Expense

  Interest expense               337              1,436            2,663
                           -----------      ------------    ------------
Net Income                 $  24,533      $      44,689      $    44,568
                           -----------      ------------    ------------
                           -----------      ------------    ------------

Basic Earnings per Share   $   24.53      $       44.70      $     44.57
                           -----------      ------------    ------------
                           -----------      ------------    ------------

Weighted Average Shares
 Outstanding                   1,000              1,000            1,000
                           -----------      ------------    ------------
                           -----------      ------------    ------------
  The accompanying notes are an integral part of these financial statements.
                                      - D-4 -

                           DIBBS INTERNET SERVICES, INC.
                   STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
                   FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                     AND FOR THE SIX MONTHS ENDED JUNE 30, 1999


                             Common Stock                  Retained
                        Shares      Par Value      Earnings         Total
                        -------      ---------      --------        -------
Balance at
 January 1, 1997         1,000    $    1,000      $  32,201     $   33,201

  Distributions           -             -           (12,600)       (12,600)
  Net income (loss)       -             -            44,568         44,568

Balance at
 December 31, 1997       1,000         1,000         64,169         65,169

  Distributions           -             -           (39,500)       (39,500)
  Net income (loss)       -             -            44,690         44,690
                        -------      ---------      --------        -------

Balance at
 December 31, 1998       1,000         1,000         69,359         70,359

  Distributions           -             -           (27,000)       (27,000)
  Net income (loss)       -             -            24,533         24,533
                        -------      ---------      --------        -------

Balance at
 December 31, 1999       1,000    $    1,000    $    66,892     $   67,892
                        -------      ---------      --------        -------
                        -------      ---------      --------        -------
  The accompanying notes are an integral part of these financial statements.
                                    - D-5 -

                       DIBBS INTERNET SERVICES, INC.
                        STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                AND FOR THE SIX MONTHS ENDED JUNE 30, 1999





                                   Six Months
                                     Ended      Year Ended      Year Ended
                                    June 30,    December 31,    December 31,
                                   1999          1998            1997
                                  ------------  ------------    -----------

CASH FLOWS FROM OPERATING
 ACTIVITIES
  Net income                       $   24,533    $    44,690    $    44,568
  Adjustments to reconcile net
  income to net cash provided
  by operating activities:
    Depreciation                       10,952         20,050         15,433
                                    ----------    -----------    -----------

Net Cash Provided by Operating
  Activities                           35,485         64,740         60,001
                                    ----------    -----------     ----------

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchases of property and equipment      -         (17,428)       (65,317)
                                    ----------     ----------     ----------

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from related party loan         -              -          55,515
  Repayments of related party loan     (9,663)       (10,564)       (38,987)
  Cash distributions                  (27,000)       (39,500)       (12,600)
                                    ----------      ---------      ---------

Net Cash Provided (Used) by
  Financing Activities                (36,663)       (50,064)         3,928
                                    ----------      ---------      ---------

Net Decrease in Cash                  ( 1,178)        (2,752)        (1,388)

Cash, beginning of period                 896          3,648          5,036
                                    ----------      ---------      ---------

Cash, end of period                 $    (282)      $    896       $  3,648
                                   -----------      ---------      ---------
                              -----------      ---------      ---------

The accompanying notes are an integral part of these financial statements.

                       DIBBS INTERNET SERVICES, INC.
                       NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1998 AND 1997
                             AND JUNE 30, 1999

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Dibbs Internet Services, Inc. (Dibbs), an Alabama S-corporation, is an Internet service provider in Mobile, Alabama. Dibbs was originally incorporated on April 19, 1994 under the name Diane Summers' Online Services, Inc. but subsequently changed its name to its current title on May 23, 1996.

On August 25, 1999, Advanced Wireless Systems, Inc. (the Company) purchased substantially all of the assets of Dibbs for a purchase price of $225,000. Dibbs provided Internet services to approximately 730 Internet customers in the Mobile metropolitan area via dial-in telephone line access.
The Company acquired from Dibbs most of the assets used in the operation of its Internet service, including its equipment, software, and the right to use the Dibbs trade name, for $225,000 cash, paid in full on August 25, 1999, to Dibbs' sole shareholder and president, Diane Summers.

Management Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.
Actual results could differ from those estimates.

Revenue Recognition

Revenues from Internet services are recognized monthly upon billing.

Depreciation

Property and equipment are carried at cost and depreciated on a straight-line basis over their estimated useful lives, ranging from 5 to 7 years. Maintenance and repair costs are charged to expense as incurred; major renewals and betterments are capitalized.

Income Taxes

Dibbs' stockholder has elected S corporation status under the Internal Revenue Code, thereby consenting to include the income in her individual tax return. Accordingly, there is no provision for income taxes in these financial statements.

NOTE 2 - OPERATING ADVANCE - RELATED PARTY

The spouse of the sole shareholder of Dibbs advanced funds to the company to cover operating requirements. The initial advance totaled $55,515 and is considered due on demand. No written agreement exists between the related party and Dibbs concerning the timing and extent of repayment. Dibbs has repaid portions of the advance as funds are available. Interest has been repaid at the rate of 8% on the outstanding balance, compounded monthly.

                  ADVANCED WIRELESS SYSTEMS, INC.
                     PRO FORMA BALANCE SHEET
                           (UNAUDITED)
                       AS OF JUNE 30, 1999

                                 Historical                 Pro Forma
                        --------------------------   -----------------------
                        Advanced        Dibbs
                        Wireless       Internet
                       Systems, Inc. Services, Inc.  Adjustments Consolidated
                       ------------- --------------  ----------- ------------
ASSETS

Current assets
 Cash and cash
  equivalents          $    374,598  $          -    $(225,000)(a) $  149,598
Accounts receivable,
  net                         2,608             -            -          2,608
Inventory                    45,964             -            -         45,964
Employee Advances               375             -            -            375
Prepaid expenses             24,600             -            -         24,600
                        -----------  -------------  -------------  -----------
Total current assets        448,145             -     (225,000)       223,145
                        -----------  -------------  -------------  -----------
Fixed Assets, net of
  depreciation               98,098        70,475      (25,225)(c)    112,593
                        -----------  -------------  -------------  ----------
Other assets
Deposits                        300             -             -           300
License Acquisition
Costs, net                  161,703             -             -       161,703
Organization costs, net       5,094             -             -         5,094
Goodwill                         -              -      208,005(b)     208,005
Other intangible                 -              -        2,500(b)       2,500
                        -----------  -------------  -------------  ----------
Total Other Assets          167,097             -      210,505        377,602
                        ----------   ------------   ------------   ----------
TOTAL ASSETS           $   713,340   $     70,475   $  (70,475)       713,340
                       ------------ --------------  -------------  -----------
                       ------------ --------------  -------------  -----------

          (See Notes to Pro Forma Financial Statements)

                         ADVANCED WIRELESS SYSTEMS, INC.
                            PRO FORMA BALANCE SHEET
                                   (UNAUDITED)
                              AS OF JUNE 30, 1999

                              Historical                    Pro Forma
                       -------------------------    -------------------------
                        Advanced         Dibbs
                        Wireless        Internet
                       Systems, Inc,  Services,Inc. Adjustments  Consolidated
                       -------------  ------------- -----------  ------------

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
 Bank overdraft        $          -   $        282  $   (282)(c)   $    -
 Operating advance
    - related party               -          2,301    (2,301)(c)        -
  Debtor certificates         6,000              -         -           6,000
  Notes payable, related
   parties                  250,000              -         -         250,000
  Accrued payroll taxes       6,629              -         -           6,629
  Accrued interest payable   50,097              -         -          50,097
                       -------------  ------------  -----------  ------------
Total Liabilities           312,726          2,583    (2,583)        312,726
                       -------------  ------------  -----------  ------------
Stockholders' Equity:
 Common stock, $.01 par
 value, 50,000,000 shares
 authorized; 4,559,263
 shares issued and
 outstanding                 45,593          1,000     1,000(b)       45,593
Additional paid in
 capital                  1,839,173              -         -       1,839,173
Accumulated earnings
 (deficit)               (1,484,152)        66,892   (66,892)(b)  (1,484,152)
                       -------------  ------------  -----------  ------------
Total Stockholders'
 equity                     400,614         67,892   (67,892)        400,614
                       -------------  ------------  -----------  ------------
Total Liabilities and
Stockholders' Equity    $   713,340    $    70,475  $(70,475)    $   713,340
                       -------------  ------------  -----------  ------------
                       -------------  ------------  -----------  ------------
              (See Notes to Pro Forma Financial Statements)

                     ADVANCED WIRELESS SYSTEMS, INC.
                    PRO FORMA STATEMENT OF OPERATIONS
                 FOR THE SIX MONTHS ENDED JUNE 30, 1999
                             (UNAUDITED)

                           Historical
                   --------------------------
                    For the Six Months Ended
                          June 30, 1999                  Pro Forma
                   --------------------------    ----------------------------
                     Advanced        Dibbs
                     Wireless       Internet
                   Systems, Inc, Services, Inc.   Adjustments   Consolidated
                   ------------- --------------  ------------- --------------
Revenues
Service and other  $    42,490   $     98,580     $        -    $    141,070
                   ------------- --------------  ------------- --------------
Costs and Expenses
 Operating              64,353         56,260             -          120,613
 General and
  administrative       325,424          6,498           9,600(g)     331,922
                                                      35,293(d)
Depreciation and
 amortization          109,287         10,952         (9,502)(e)     146,030
Provision for
 impairment of license
  acquisition costs    303,797             -              -          303,797
                   ------------- -------------   ------------- --------------
Total Costs and
 Expenses              802,861         73,710         35,931         911,962
                   ------------- -------------   ------------- --------------

Income (Loss) from
 Operations           (760,371)        24,870        (35,7931)      (770,892)
                   ------------- -------------   ------------- --------------
Other Expense
Interest Expense        11,250            337           (337)(f)      11,250
                   ------------- -------------   ------------- --------------
Net Income (Loss)  $  (771,621)  $     24,533     $  (35,054)   $   (782,142)
                   ------------- -------------   ------------- --------------
                   ------------- -------------   ------------- --------------
Basic Loss per
 Share             $      (.19)                                 $       (.18)
                   -------------                               --------------
                   -------------                               --------------
Weighted Average
Number of Common
Shares Outstanding   4,122,926                                     4,323,136
                   -------------                               --------------
                   -------------                               --------------

              (See Notes to Pro Forma Financial Statements)

                     ADVANCED WIRELESS SYSTEMS, INC.
                   PRO FORMA STATEMENT OF OPERATIONS
                  FOR THE YEAR ENDED DECEMBER 31, 1998
                             (UNAUDITED)

                             Historical
                   ----------------------------
                        For the Year Ended
                        December 31, 1998                  Pro Forma
                   ----------------------------   ---------------------------
                    Advanced        Dibbs
                     Wireless      Internet
                   Systems, Inc, Services, Inc.    Adjustments   Consolidated
                  -------------- --------------   ------------- -------------
Revenues
Service and other $    106,602   $    183,164     $        -     $   289,766
                  -------------- --------------   ------------- -------------
Costs and Expenses
Operating              159,840        104,359              -        264,199
General and
 administrative        359,921         12,630           9,600(g)    382,151
                                                       70,586(d)
Depreciation and
 amortization          281,155         20,050         (17,150)(e)   354,641
                  -------------- --------------   ------------- -------------
Total Costs
and Expenses           800,916        137,039          (63,036)   1,000,991
                  -------------- --------------   ------------- -------------
Income (Loss)
from Operations       (694,314)        46,125          (63,036)     (711,225)
                  -------------- --------------   ------------- -------------

Other Income (Expense)
Interest income          2,230             -               -          2,230
Interest Expense       (20,447)        (1,436)          1,436(f)    (20,447)
                  -------------- --------------   -------------- ------------
Total Other Income
 (Loss)                (18,217)        (1,436)          1,436       (18,217)
                  -------------- --------------   -------------- ------------
Net Income (Loss)  $  (712,531)   $    44,689      $  (61,600)   $ (729,442)
                  -------------- --------------   -------------- ------------
                  -------------- --------------   -------------- ------------

Basic Loss per
 Share             $      (.21)                                  $     (.22)
                  --------------                                 ------------
                  --------------                                 ------------
Weighted Average
Number of Common
Shares Outstanding   3,359,207                                    3,359,207
                  --------------                                 ------------
                  --------------                                 ------------

               (See Notes to Pro Forma Financial Statements)

                       NOTES TO UNAUDITED PRO FORMA
                           FINANCIAL STATEMENTS
                   FOR THE YEAR ENDED DECEMBER 31, 1998
                AND FOR THE SIX MONTHS ENDED JUNE 30, 1999


NOTE 1 - BASIS OF PRESENTATION

On August 25 ,1999, Advanced Wireless Systems, Inc. (the Company) purchased substantially all of the assets of Dibbs Internet Services, Inc. (Dibbs), an Alabama corporation, an Internet service provider in Mobile, Alabama, for a purchase price of $225,000. Dibbs provided Internet services to approxi-mately 730 Internet customers in the Mobile metropolitan area via dial-in telephone line access. The Company will continue offering Dibbs customers the telephonic Internet service that they have now, and will also offer them the opportunity to convert to use of high speed wireless Internet service.

The Company acquired the Dibbs assets used in the operation of its Internet service, including its equipment, software, and the right to use the Dibbs trade name, for $225,000 cash, paid in full on August 25, 1999, to Dibbs' sole shareholder and president, Diane Summers. The Company did not assume any liabilities of Dibbs in the transaction.

The assets purchased include the equipment necessary to service the Dibbs subscribers, including three computers, two network hubs, a Cisco 2500 router, software, a backup power supply and other network accessories.
Dibbs services 730 subscribers, who use 56k, 64k or 128k ISDN telephone services and e-mail dial-up services. The Dibbs basic service begins at $19.95 per month. The subscriber base includes 58 domains and 47 commercial websites.

The asset purchase agreement includes a two year non-competition clause in which Dibbs and Ms. Summers agree not to compete with our Company in pro-viding Internet services within a 75 mile radius of Mobile for two years. Ms. Summers also agreed to provide consulting services to the Company, to help it take over and operate the Dibbs business, for up to 60 days after the purchase, for $1,200 per week.

The pro forma balance sheet at June 30, 1999, has been prepared assuming that the business acquisition was consummated on June 30, 1999. The pro forma statements of operations for the year and six months ended December 31, 1998, and June 30, 1999, respectively, have been prepared assuming that the Business Acquisition was consummated on January 1, 1998.

The preparation of the pro forma financial statements is based on certain adjustments to the historical financial statements of the Company and Dibbs and are not necessarily indicative of the financial position or results of operations had the above-described business acquisition occurred on the assumed date. These pro forma financial statements should be read in conjunction with the financial statements of the acquired business and of the Company contained in this registration statement.

NOTE 2 - PRO FORMA ADJUSTMENTS

Pro forma entries necessary to adjust the historical financial statements are as follows:

(a) Reflects cash paid to sole shareholder of Dibbs Internet Services, Inc., for the acquisition purchase price.

(b) Goodwill related to the Dibbs Internet Services, Inc., acquisition has been determined as follows:

Purchase price                                           $ 225,000
Less stockholder's equity                                  (67,892)
Adjustment to record value of non-compete
 agreement with Diane Summers and Dibbs                     (2,500)
Elimination of certain net assets not acquired by the
  Company (see Note (c))                                    53,397
                                                         ----------

Total                                                    $ 208,005
                                                         ----------
                                                         ----------

(c) Reflects the elimination of certain assets and liabilities not acquired or assumed in connection with the acquisition of Dibbs Internet Services,
    Inc.:

Fixed assets                                             $ (55,980)
Bank overdraft                                                 282
Operating advance - related party                            2,301
                                                         ----------
Total                                                    $ (53,397)
                                                         ----------
                                                         ----------

      The $55,980 adjustment for fixed assets represents the difference between the carrying amount of the acquired fixed assets and the estimated fair value of those assets at the date of acquisition.
                                  - P-6 -

(d) The acquisition of Dibbs Internet Services, Inc., has been accounted for using the purchase method of accounting. The purchase price has been allocated to the tangible and intangible assets acquired based upon their fair values at the time the acquisition was consummated.

The following summarizes the additional amortization expense to be incurred in connection with the Dibbs acquisition:
                                              Six Months      Year Ended
                                 Estimated      Ended June 30,   December 31,
                                Useful Life          1999            1998
                                -----------      ------------    -----------

Goodwill            $208,005      3 years        $   34,668       $  69,336
Non-compete
  agreement            2,500      2 years               625             250
                    --------                     -----------      ----------

                    $210,505                         35,293          70,586
                    --------
                    --------
Less historical recorded predecessor amounts             -               -
                                                 -----------      ----------
Adjustment                                       $   35,293       $  70,586
                                                 -----------      ----------
                                                 -----------      ----------
(e) Reflects additional depreciation expense in connection with the Dibbs acquisition:

                                                  Six Months      Year Ended
                                 Estimated       Ended June 30,  December 31,
                                Useful Life           1999           1998
                                -----------      -----------      ----------
Recorded fair
value of property
and equipment acquired $ 14,495   5 years        $    1,450       $   2,900
                       --------
                       --------

Less historical recorded
  amounts                                            10,952          20,050
                                                ------------      ----------
Adjustment                                       $   (9,502)      $ (17,150)
                                                ------------      ----------
                                                ------------      ----------

(f) Reflects the decrease of Dibbs related party interest expense which would not have been incurred had the Company purchased Dibbs at the beginning of the period.

(g) Reflects the increase of consulting expense attributed to the agreement with Diane Summers for 60 days' consulting at $1,200 per week, which would have been incurred had the Company purchased Dibbs at the beginning of the period.
                                  - P-7 -